As filed with the Securities and Exchange Commission on July , 2017

Registration No. 333-217753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
TO

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Venator Materials PLC

(Exact name of registrant as specified in its charter)

England and Wales	**2860**	**98-1373159**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Titanium House, Hanzard Drive, Wynyard Park,
Stockton-On-Tees, TS22 5FD, United Kingdom
+44 (0) 1740 608 001
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Russ Stolle
Senior Vice President, General Counsel and Chief Compliance Officer
Titanium House, Hanzard Drive, Wynyard Park,
Stockton-On-Tees, TS22 5FD, United Kingdom
+44 (0) 1740 608 001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Beck **Sarah K. Morgan** **Vinson & Elkins L.L.P.** **1001 Fannin Street, Suite 2500** **Houston, Texas 77002** **(713) 758-2222**	**Ilir Mujalovic** **Harald Halbhuber** **Shearman & Sterling LLP** **599 Lexington Avenue** **New York, NY 10022** **(212) 848-4000**

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee(3)(4)
Ordinary Shares, par value $0.001 per share	26,105,000	$24.00	$626,520,000	$72,614

(1) Includes 3,405,000 additional ordinary shares that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3) Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(4) The registrant previously paid $11,590.00 of the total registration fee in connection with the previous filing of the registration statement on May 5, 2017. The amount paid in connection with this filing is $61,024, for an aggregate registration fee of $72,614.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion,
Preliminary Prospectus dated July , 2017

PROSPECTUS

22,700,000 Shares

Venator Materials PLC

Ordinary Shares

This is Venator Materials PLC's initial public offering. Huntsman Corporation ("Huntsman"), through its wholly-owned subsidiaries Huntsman International LLC ("Huntsman International") and Huntsman (Holdings) Netherlands B.V. ("HHN") (together, the "selling shareholders"), is selling 22,700,000 of our ordinary shares. We are not selling any ordinary shares under this prospectus and will not receive any proceeds from the sale of ordinary shares to be offered by the selling shareholders.

We expect the public offering price to be between $20.00 and $24.00 per share. Currently, no public market exists for the ordinary shares. After pricing of the offering, we expect that the ordinary shares will trade on the New York Stock Exchange under the symbol "VNTR."

After the completion of this offering, Huntsman will continue to control a majority of the voting power of our ordinary shares. As a result, we will be a "controlled company" within the meaning of the New York Stock Exchange listing standards. See "Management—Status as a Controlled Company" and "Security Ownership of Management and Selling Shareholders."

Investing in the ordinary shares involves risks that are described in the "Risk Factors" section beginning on page 21 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1) Excludes an aggregate structuring fee of $ million payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Underwriting" section beginning on page 206 of this prospectus for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional 3,405,000 ordinary shares from Huntsman, through HHN, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about , 2017.

Citigroup **Goldman Sachs & Co. LLC** **BofA Merrill Lynch** **J.P. Morgan**

Barclays **Deutsche Bank Securities** **UBS Investment Bank** **RBC Capital Markets**

Moelis & Company **HSBC** **Nomura** **SunTrust Robinson Humphrey**

Academy Securities **COMMERZBANK**

The date of this prospectus is , 2017.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information to which we have referred you. Neither we, nor the selling shareholders, nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling shareholders and the underwriters are offering to sell ordinary shares and seeking offers to buy ordinary shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus only as required by law, including with respect to any material change affecting us or our business prior to the completion of this offering.

Except when the context otherwise requires or where otherwise indicated, the information included in this prospectus assumes (1) an initial public offering price of $22.00 per ordinary share (the midpoint of the price range set forth on the cover of this prospectus), (2) the completion of the separation, described in "The Separation," (3) this offering and (4) that the underwriters will not exercise their option to purchase additional ordinary shares, described below.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Forward-Looking Statements."

Until   , 2017 (25 days after the date of this prospectus), all dealers that effect transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

COMMONLY USED DEFINED TERMS

Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC and its subsidiaries, or, as the context requires, the Pigments & Additives business of Huntsman, and assume the completion of all of the transactions referred to in this prospectus in connection with this offering, (2) all references to "Huntsman" refer to Huntsman Corporation, our ultimate parent company prior to this offering, and our controlling shareholder following this offering, and its subsidiaries, other than us, (3) all references to the "Titanium Dioxide" segment or business refer to the titanium dioxide ("TiO$_2$") business of the Pigments & Additives segment of Huntsman and the related operations and assets, liabilities and obligations, which we will assume in connection with the separation, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and water treatment businesses of the Pigments & Additives segment of Huntsman and the related operations and assets, liabilities and obligations, which we will assume in connection with the separation, (5) all references to "other businesses" refer to certain businesses that Huntsman will retain following the separation and that are included in our historical combined financial statements in "corporate and other", (6) all references to "Huntsman International" refer to Huntsman International LLC, a wholly-owned subsidiary of Huntsman, a selling shareholder and the entity through which Huntsman operates all of its businesses, (7) all references to "HHN" refer to Huntsman (Holdings) Netherlands B.V., a wholly-owned subsidiary of Huntsman and a selling shareholder, (8) all references to the "selling shareholders" refer to Huntsman International and HHN, our parent companies prior to this offering, and the entities through which Huntsman is selling our ordinary shares in this offering, (9) "Financings" has the

meaning set forth under "Prospectus Summary—Recent Developments—Financing Arrangements" and (10) we refer to the internal reorganization, the separation transactions, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Financings, including the use of the net proceeds of the senior notes offering and the term loan facility therefrom to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses, as the "separation."

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, any relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or ℠ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information used in this prospectus includes industry data and forecasts that are based on independent industry publications such as (i) *TiO_2 Pigment Price Forecast to 2020, Q2/Q3/Q4 2017 and Q1 2017,* (ii) *TiO_2 Pigment Supply/Demand Q2/Q3/Q4 2016*, (iii) *Global TiO_2 Pigment Producers—Comparative Cost & Profitability Study 2016*, (iv) *Feedstock Price Forecast Q3/Q4 2017 and Q1 2017* and (v) *TiO_2 Market Insight, February 2017*, each published by TZ Mineral International Pty Ltd., as well as government publications and other published independent sources. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risks and such data and risks are subject to change, including those discussed under "Risk Factors" and "Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in these publications.

OUR SEPARATION FROM HUNTSMAN CORPORATION

We are currently a wholly-owned subsidiary of Huntsman and all of our outstanding ordinary shares are indirectly owned by Huntsman. Upon the completion of this offering, we will be a stand-alone public company and Huntsman, through HHN, will be our controlling shareholder.

Prior to and in preparation for the completion of this offering, Huntsman and its subsidiaries expect to complete an internal reorganization, which is referred to in this prospectus as the "internal reorganization," in order to transfer to us the entities, assets, liabilities and obligations that we will hold following the separation of our business from Huntsman's other businesses. In addition, we and Huntsman will enter into a separation agreement to effect the separation of our business from Huntsman following our initial public offering. We will also enter into ancillary agreements with Huntsman that will govern certain interactions, including with respect to employee matters, tax matters, transition services and registration rights. In addition, in anticipation of this offering, we intend to enter into the Financings. The internal reorganization, the separation transactions, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Financings, including the use of the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses, are referred to in this prospectus as the "separation." For a description of the separation agreement and

In our Performance Additives segment, we have reviewed and rationalized our asset and product portfolio to position us as a competitive, high quality additives supplier into construction materials, coatings and plastics end-use applications. We continue to optimize our global manufacturing network to reduce operational costs and improve service. We have strong positions in barium and zinc products, ultramarine blue, iron oxides and timber treatment. Our customers value our ability to tailor colors and products to meet their exacting specifications.

Through the restructuring and integration of the Rockwood businesses, including work force reductions, variable and fixed cost optimization and facility closures, we have delivered more than $200 million of annual cost synergies in the year ended December 31, 2016 relative to the year ended December 31, 2014 pro forma for the acquisition of Rockwood and we will continue to seek opportunities to further optimize our business.

• *Leverage Leadership and Innovation to Drive Growth.* We plan to leverage management's experience in prior business optimization, restructuring and integration to continue creating leaner business segments to effectively manage costs and drive profitability. We have experienced success in recent cost management programs and plan to continue careful oversight of our cost structure and revenue selections in order to further growth.

We continue to focus on using our industry leading technology, innovation and sustainability practices to develop differentiated cutting edge products that meet the needs of our global customers.

In addition, we benefit from our technical expertise and our ability to provide end-to-end solutions to our customers. We provide our customers with a range of support that includes guidance on the selection of the appropriate products, advice on regulatory aspects and recommendations on the testing of products in final applications. We plan to continue to leverage our technical expertise and knowledge in order to provide an optimal customer platform that is conducive to future growth.

Our Relationship with Huntsman

We are currently a wholly-owned subsidiary of Huntsman and all of our outstanding ordinary shares are indirectly owned by Huntsman. Upon the completion of this offering, we will be a stand-alone public company and Huntsman, through HHN, will own 78.6% of our outstanding ordinary shares, or 75.4% if the underwriters exercise their option to purchase additional ordinary shares in full. Huntsman currently intends to monetize its retained ownership stake in Venator following this offering. Subject to prevailing market and other conditions (including the terms of Huntsman's lock-up agreement), this future monetization may be effected in multiple follow-on capital market or block transactions that permit an orderly distribution of Huntsman's retained shares.

On May 22, 2017, Huntsman announced that it had entered into a definitive agreement to combine with Clariant AG ("Clariant"), a specialty chemicals company headquartered in Switzerland, in an all-stock merger. The combined company will be named HuntsmanClariant. Legacy Huntsman and Clariant shareholders are expected to own 48% and 52% of the combined company, respectively. The board of directors of the combined company is expected to have equal representation from the legacy Huntsman and Clariant boards. The merger is expected to close by year-end 2017, subject to Huntsman and Clariant shareholder approvals, regulatory approvals and other customary closing conditions. The merger agreement permits Huntsman to proceed with our initial public offering and we currently expect to complete the initial public offering prior to the closing of the merger.

The Separation

Prior to and in preparation for the completion of this offering, Huntsman and its subsidiaries will complete an internal reorganization, which we refer to in this prospectus as the "internal reorganization," in order to transfer to us the entities, assets, liabilities and obligations that we will hold following the separation of our business from Huntsman's other businesses. Such internal reorganization may take the form of asset transfers, dividends, contributions and similar transactions, and may involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the Titanium Dioxide and Performance Additives business in such jurisdictions. Among other things and subject to limited exceptions, the internal reorganization will result in us owning, directly or indirectly, the operations comprising, and the entities that conduct, the Titanium Dioxide and Performance Additives business.

In addition, we and Huntsman will enter into a separation agreement to effect the separation of our business from Huntsman following this offering. The separation agreement includes provisions to address the impact, if any, of Huntsman's pending lawsuit against Rockwood, and the insurance proceeds and reconstruction costs relating to the January 2017 Pori facility fire, which is described in further detail in "Risk Factors—Risks Related to Our Business."

We will also enter into ancillary agreements with Huntsman that will govern certain interactions, including with respect to employee matters, tax matters, transition services and registration rights. In addition, in anticipation of this offering, we intend to enter into Financings. For a description of the Financings, see "—Recent Developments—Financing Arrangements." We refer to the internal reorganization, the separation transactions, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Financings, including the use of the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt owed to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses, as the "separation." For a description of the separation agreement and ancillary agreements, see "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company" and the historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors—Risks Related to Our Relationship with Huntsman."

Reasons for Separation from Huntsman

Our separation from Huntsman is expected to provide each company with a number of material opportunities and benefits, including the following:

- creating two separate businesses that will be industry leaders in their respective areas of operations;

- allowing investors to evaluate the separate investment identities of each company, including the distinct merits, performance and future prospects of their respective businesses;

- creating two separate capital structures that will afford each company direct access to the debt and equity capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs;

- enhancing the ability of each company to focus on their respective businesses and unique opportunities for long-term growth and profitability and to allocate capital and corporate resources in a manner that focuses on achieving each company's own strategic priorities;

- providing each company with increased flexibility to pursue strategic alternatives, including acquisitions and mergers, without having to consider the potential impact on the businesses

- We are subject to many environmental, health and safety laws and regulations that may result in unanticipated costs or liabilities, which could reduce our profitability.

- Our operations involve risks that may increase our operating costs, which could reduce our profitability.

- Our business is dependent on our intellectual property. If we are unable to enforce our intellectual property rights and prevent use of our intellectual property by third parties, our ability to compete may be adversely affected.

- Our flexibility in managing our labor force may be adversely affected by existing or new labor and employment laws and policies in the jurisdictions in which we operate, many of which are more onerous than those of the United States; and some of our labor force has substantial workers' council or trade union participation, which creates a risk of disruption from labor disputes.

Recent Developments

Financing Arrangements

In connection with this offering, we intend to enter into new financing arrangements and expect to incur up to $750 million of new debt, which will include (i) $375 million of senior unsecured notes and (ii) borrowings of $375 million under a new senior secured term loan facility with a maturity of seven years (the "term loan facility").

On June 29, 2017, Venator Materials LLC (f/k/a Venator Materials Corporation), a Delaware limited liability company, and Venator Finance S.à r.l. (together the "subsidiary issuers"), each of which will be our wholly-owned subsidiary as of the completion of this offering, announced the pricing of $375 million aggregate principal amount of 5.75% senior notes due 2025 (the "senior notes") in a private placement to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The sale of the senior notes is expected to close on or about July 14, 2017, subject to customary conditions, and the proceeds will be funded into escrow to be released upon the closing of this offering. In addition to the term loan facility and the senior notes, we also expect to enter into a $300 million asset-based revolving lending facility with a maturity of five years (the "ABL facility" and, together with the term loan facility, the "senior credit facilities"). The senior credit facilities are expected to close concurrently with the closing of this offering. For additional information regarding the senior notes and the senior credit facilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements."

We intend to use the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses. As of March 31, 2017 and December 31, 2016, Venator had intercompany debt outstanding to Huntsman of $894 million and $882 million, respectively. Prior to, or concurrently with, the closing of this offering, all of our outstanding debt with Huntsman will be repaid, capitalized or otherwise eliminated. The agreement to issue, and the issuance of, the senior notes and the agreements governing the senior credit facilities and the borrowings thereunder from the term loan facility are collectively referred to herein as the "Financings."

Preliminary Estimate of Selected Second Quarter 2017 Financial Results and Other Information

Although our results of operations as of and for the three months ended June 30, 2017 are not yet final, based on currently available information, the following table includes preliminary expected financial information for the quarter ended June 30, 2017:

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
	(estimated)	(unaudited)
	(in millions)	
Revenues:		
Titanium Dioxide	$396 - 406	$413
Performance Additives	158 - 164	163
Segment Adjusted EBITDA(1):		
Titanium Dioxide	$ 90 - 96	$ 9
Performance Additives	19 - 23	22

(1)   Adjusted EBITDA, as presented on a segment basis, is the measure of profit or loss reported to the chief operating decision maker for purposes of making decisions about allocating resources to each segment and assessing its performance. As noted elsewhere in this prospectus, following this offering, we expect these segments to be burdened annually by an approximate incremental $33 to $38 million (before depreciation and amortization) of selling, general and administrative expense (relating to stand-alone public company expense) in the aggregate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," as well as note "24. Operating Segment Information" to our combined financial statements and note "12. Operating Segment Information" to our unaudited condensed combined financial statements. for the definition of Adjusted EBITDA and additional information regarding Segment Adjusted EBITDA.

We estimate that our Titanium Dioxide segment revenues for the three months ended June 30, 2017 were between $396 million and $406 million, compared to $413 million for the three months ended June 30, 2016. We estimate that Segment Adjusted EBITDA for our Titanium Dioxide segment was between $90 million and $96 million for the three months ended June 30, 2017, compared to $9 million for the same period in 2016.

We estimate that our Performance Additives segment revenues for the three months ended June 30, 2017 were between $158 million and $164 million, compared to $163 million for the three months ended June 30, 2016. We estimate that Segment Adjusted EBITDA for our Performance Additives segment was between $19 million and $23 million for the three months ended June 30, 2017, compared to $22 million for the same period in 2016.

Titanium Dioxide Segment

Revenues for the Titanium Dioxide segment for the three months ended June 30, 2017 are expected to decrease year over year due to lower sales volumes as a result of the fire at our Pori, Finland titanium dioxide facility, with sales volumes increasing slightly after adjusting to exclude the impact of the Pori fire. The decrease in volumes is expected to be partially offset by higher average selling prices. Average selling prices are expected to be higher primarily due to continued improvement in business conditions for titanium dioxide. See "—TiO$_2$ Pricing" below.

We do not expect the fire at our Pori facility to have a material impact on our second quarter Segment Adjusted EBITDA as related losses have been offset by the proceeds of business interruption insurance which was prepaid during the quarter. The expected increase in Segment Adjusted EBITDA for the three months ended June 30, 2017 is as a result of higher average selling prices for titanium dioxide and lower costs resulting from our business improvement program.

Performance Additives Segment

Revenues and Segment Adjusted EBITDA for the Performance Additives segment for the second quarter of 2017 are expected to be consistent with revenues and Segment Adjusted EBITDA in the second quarter of 2016 as the changes in pricing and volumes and related costs within our business units offset one another.

Cautionary Note

We have prepared these estimates on a materially consistent basis with the financial information presented elsewhere in this prospectus and in good faith based upon our internal reporting as of and for the three months ended June 30, 2017. These estimated ranges are preliminary and unaudited and are thus inherently uncertain and subject to change as we complete our financial results for the three months ended June 30, 2017. We are in the process of completing our customary quarterly close and review procedures as of and for the three months ended June 30, 2017, and there can be no assurance that our final results for this period will not differ from these estimates. During the course of the preparation of our consolidated financial statements and related notes as of and for the three months ended June 30, 2017, we or our independent registered public accountants may identify items that could cause our final reported results to be materially different from the preliminary financial estimates presented herein are set forth under the headings "Risk Factors," "Forward-Looking Statements," "Selected Historical Combined Financial Data," "Unaudited Pro Forma Condensed Combined Financial Information Unaudited Pro Forma Condensed Combined Financial," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited combined financial statements, unaudited condensed combined financial statements and the related notes thereto included elsewhere in this prospectus.

These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with U.S. generally accepted accounting principles. In addition, these preliminary estimates for the three months ended June 30, 2017 are not necessarily indicative of the results to be achieved for the remainder of 2017 or any future period. Our consolidated financial statements and related notes as of and for the three months ended June 30, 2017 are not expected to be filed with the SEC until after this offering is completed. Accordingly, undue reliance should not be placed on these preliminary estimates. This financial information has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto and disclaims any association with, this information.

Pori Fire

On January 30, 2017, our TiO$_2$ manufacturing facility in Pori, Finland experienced fire damage, and it is currently not fully operational. We are committed to repairing the facility as quickly as possible. We expect the Pori facility to restart in phases as follows: approximately 20% capacity in the second quarter of 2017; approximately 40% capacity in the second quarter of 2018; and full capacity around the end of 2018. During the first quarter of 2017, we recorded a loss of $32 million for the write-off of fixed assets and lost inventory in other operating (income) expense, net in our condensed combined statements of operations (without taking into account the insurance recoveries discussed below). In addition, we recorded a loss of $4 million of costs for cleanup of the facility through March 31, 2017. The Pori facility has a nameplate capacity of up to 130,000 metric tons per year, which represents approximately 17% of our total TiO$_2$ nameplate capacity and approximately 2% of total global TiO$_2$ demand.

The site is insured for property damage as well as business interruption losses subject to retained deductibles of $15 million and 60 days, respectively, with a limit of $500 million. The separation agreement provides that Venator will have the benefit of the property and business interruption insurance proceeds related to covered repair costs or covered lost profits incurred following this offering related to the Pori Fire. We have established a process with our insurer to receive timely advance payments for the reconstruction of the facility as well as lost profits. We expect to have pre-funded cash on our balance sheet resulting from these advance insurance payments. We have agreed with our insurer to have monthly meetings to review relevant site activities and interim claims as well as regular progress payments.

On February 9, 2017, we received $54 million as an initial partial progress payment from our insurer. During the first quarter of 2017, we recorded $32 million of income related to insurance recoveries in other operating (income) expense, net in our condensed combined statements of operations and we recorded $22 million as deferred income in accrued liabilities for costs not yet incurred. On May 2, 2017 and July 10, 2017, we received progress payments from our insurer of approximately $76 million and $11 million, respectively.

If we experience delays in construction or equipment procurement relative to the expected restart of the Pori facility, or we lose customers to alternative suppliers or our insurance proceeds do not timely cover our property damage and other losses, our business may be adversely impacted. See "Risk Factors—Disruptions in production at our manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition."

TiO$_2$ Pricing

TiO$_2$ prices steadily improved during 2016. After reaching a trough in the first quarter of 2016, prices have increased for each of the last four quarters. We realized approximately $300 per metric ton improvement in pricing over the course of 2016. Although the TiO$_2$ market has shown signs of recovery, prices and margins remain below long term historical averages. Management expects that global capacity utilization rates will continue to improve as supply and demand conditions continue to improve. TZMI estimates that global TiO$_2$ demand grew by 8% in 2016 while production capacity grew by about 1%. We expect this growth in demand to create an environment favorable for TiO$_2$ price increases. We have announced price increases for each of the first three quarters of 2017: $160 per metric ton in the first quarter, $250 per metric ton in the second quarter and an additional $250 per metric ton in the third quarter.

These price increases were effective on the first day of the quarter or as contracts permit. We have successfully captured the majority of these increases. In the first quarter we achieved approximately one-half of the announced increase and in the second quarter we achieved more than three-quarters of the announced increase. We currently expect to capture between one-half to three-quarters of the third quarter announced increase. Actual results are dependent upon regional and market conditions.

The markets and industry in which we operate are cyclical and subject to competitive and economic dynamics and there can be no assurance that such price increases will be fully realized or not reversed in future periods. See "Risk Factors—Risks Related to our Business—The market for many of our TiO$_2$ products is cyclical and volatile, and we may experience depressed market conditions for such products."

Business Improvement Program

We are currently implementing business improvements in our Titanium Dioxide and Performance Additives businesses, which we expect to provide additional contributions to Adjusted EBITDA beginning in 2017 and to be completed by the end of 2018. If successfully implemented, we expect the general cost reductions and optimization of our manufacturing network to result in increases to our Adjusted EBITDA of approximately $60 million per year by the first quarter of 2019, with additional projected increases to Adjusted EBITDA from volume growth (primarily via the launch of new products). We have realized approximately $6 million of savings in the second quarter of 2017 as a result of these programs. We currently estimate that these business improvements will require approximately $90 million of cash restructuring costs through 2020. See "Risk Factors—Risks Related to Our Business—If we are unable to successfully implement our cost reduction program and related strategic initiatives, we may not realize the benefits we anticipate from such programs or may incur additional and/or unexpected costs in order to realize them."

Other Information

On April 28, 2017, we were incorporated under the laws of England and Wales as a public limited company. Our principal executive offices are located Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom. Our telephone number is +44(0) 1740 608 001. Our website address is *www.venatorcorp.com*, and it will be completed and become fully functional in connection with the completion of this offering. Information contained on our website is not incorporated by reference into this prospectus or the registration statement on Form S-1 of which this prospectus is a part, and you should not consider information on our website as part of this prospectus or such registration statement on Form S-1.

The Offering

Ordinary shares offered by the selling shareholders	22,700,000 shares, 26,105,000 shares if the underwriters exercise their option to purchase additional ordinary shares in full.
Ordinary shares to be outstanding immediately after this offering:	106,271,712 shares.
Ordinary shares to be held by Huntsman immediately after this offering	83,571,712 shares. 80,166,712 shares if the underwriters exercise their option to purchase additional ordinary shares in full.
Underwriters' option to purchase additional ordinary shares	HHN has granted the underwriters a 30-day option to purchase up to an additional 3,405,000 ordinary shares.
Use of proceeds	We will not receive any proceeds from the sale by the selling shareholders of our ordinary shares in this offering, including any ordinary shares offered if the underwriters exercise their option to purchase additional ordinary shares. See "Use of Proceeds."
Dividend policy	We do not intend to declare or pay any cash dividends on our ordinary shares for the foreseeable future. See "Dividend Policy."
Trading market and ticker symbol	We have been approved to list our ordinary shares on the New York Stock Exchange ("NYSE") under the ticker symbol "VNTR."
Risk factors	You should carefully read and consider the information set forth in this prospectus before deciding to invest in our ordinary shares. See "Risk Factors."

Unless otherwise indicated, all information in this prospectus, including information regarding the number of shares of our ordinary shares outstanding:

- assumes an initial public offering price of $22.00 per ordinary share (the midpoint of the price range set forth on the front cover of this prospectus);

- assumes the underwriters' option to purchase additional ordinary shares from HHN has not been exercised; and

- does not include 12,750,000 ordinary shares reserved for future issuance under the Venator 2017 Stock Incentive Plan (the "LTIP") described under "Executive Compensation—Future Compensation and Incentive and Benefit Plans and Arrangements—Venator Materials 2017 Stock Incentive Plan."

The 12,750,000 ordinary shares reserved for future issuance under the LTIP include an estimated amount of approximately 926,878 Venator ordinary shares that may become issuable pursuant to equity awards that are granted in exchange for the conversion of employees' rights pursuant to canceled Huntsman equity awards. There are currently approximately 753,560 shares of Huntsman common stock subject to equity awards that will be canceled and converted into the right to receive Venator equity awards. Equity right conversions will occur using a formula that relies upon the weighted average volume price ("VWAP") of Huntsman common stock over the ten trading day period prior to the offering, and the VWAP of Venator ordinary shares over the ten trading day period immediately following this offering. See "Certain Relationships and Related Party Transactions—Agreements Between Huntsman and Our Company—Employee Matters Agreement." Assuming a Huntsman VWAP of $27.00, and a Venator VWAP of $22.00 (the midpoint of the price range set forth on the cover of this prospectus), the conversion ratio from Huntsman common stock to Venator ordinary shares would be 1:1.23. The number of Venator ordinary shares subject to the converted equity rights could increase or decrease based upon the price of Huntsman common stock, the price of Venator ordinary shares, and the achievement of performance conditions applicable to certain Huntsman awards.

The unaudited pro forma condensed combined financial information has been derived from the historical combined financial statements included in this prospectus. The pro forma financial information eliminates the results of operations of other Huntsman businesses that will not be a part of our operations following this offering and otherwise gives effect to the separation of the Titanium Dioxide and Performance Additives businesses into a stand-alone, publicly traded company as a result of the separation. The pro forma adjustments are based on available information and assumptions that are factually supportable and that we believe are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the separation, this offering and related transactions. Actual expenses could vary from this estimate and such variations could be material. The pro forma adjustments, including related tax effects, to reflect the separation and this offering are expected to include the following:

- the exclusion of operations, assets and liabilities of businesses that are not part of the Titanium Dioxide or Performance Additives businesses and that will be retained by Huntsman following the separation;

- the inclusion of accounts receivable previously sold into the accounts receivable securitization programs (the "A/R Programs") sponsored by Huntsman International by one of the legal entities comprising the Titanium Dioxide and Performance Additives segments because we will not participate in the Huntsman A/R Programs following the separation;

- the incurrence of $750 million of new indebtedness by us under the Financings and the application of the net proceeds of the senior notes offering and the term loan facility therefrom to repay the intercompany indebtedness we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses, and an increase in interest expense resulting from the incurrence of the new indebtedness;

- the elimination of Huntsman's net investment in, and advances to, us and adjustments to additional paid-in capital;

- the issuance of 106,271,712 of our ordinary shares to Huntsman through its wholly-owned subsidiaries Huntsman International and HHN in connection with the separation at a par value of $0.001 per share; and

- other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

In addition, we expect that our recurring selling, general and administrative costs to operate our business as a standalone public company will be lower than expenses historically allocated to us from Huntsman. Please see note (b) to "Note 2—Adjustment to Unaudited Pro Forma Condensed Combined Statements of Operations" to our "Unaudited Pro Forma Condensed Combined Financial Information."

You should read the following summary financial information in conjunction with "Selected Historical Combined Financial Data," "Unaudited Pro Forma Condensed Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited combined financial statements, unaudited condensed combined financial statements and the notes to those statements included in this prospectus.

The financial information presented below is not necessarily indicative of our future performance or what our financial position and results of operations would have been had we operated as a stand-alone public company during the periods presented, or in the case of the unaudited pro forma information, had the transactions reflected in the pro forma adjustments actually occurred as of the dates assumed. The unaudited pro forma condensed combined financial information is for illustrative purposes only. The unaudited pro forma condensed combined financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Forward-Looking Statements."

	Three Months Ended March 31,		Year Ended December 31,			Pro Forma	
						Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2016	2015	2014	2017	2016
				(in millions)			
Statement of Operations Data:							
Revenues:							
Titanium Dioxide	$ 385	$ 392	$1,554	$1,583	$1,411	$ 385	$1,554
Performance Additives	152	148	585	577	138	152	585
Other businesses	32	45	170	170	180	—	—
Total	$ 569	$ 585	$2,309	$2,330	$1,729	$ 537	$2,139
Net loss	$ (13)	$ (48)	$ (77)	$ (352)	$ (162)	$ (18)	$ (68)
Balance Sheet Data (at period end):							
Total assets	$2,873	$3,400	$2,659	$3,413	$3,933	$2,380	$2,557
Total long-term liabilities	1,320	1,480	1,308	1,477	1,579	1,085	1,044
Other Financial Data:							
Segment Adjusted EBITDA(1)(2):							
Titanium Dioxide(3)	$ 48	$ (3)	$ 61	$ (8)	$ 62	$ 48	$ 61
Performance Additives(3)	21	18	69	69	14	21	69

(1) Relative to our pro forma Segment Adjusted EBITDA for the Titanium Dioxide and Performance Additive segments for the year ended December 31, 2016, we expect these segments to be burdened annually by an approximate incremental $33 million to $38 million (before depreciation and amortization) of selling, general and administrative expense (relating to stand-alone public company expense) in the aggregate.

(2) Adjusted EBITDA, as presented on a segment basis, is the measure of profit or loss reported to the chief operating decision maker for purposes of making decisions about allocating resources to each segment and assessing its performance. For further discussion of the non-GAAP financial measure Adjusted EBITDA, as well as a reconciliation of total Adjusted EBITDA to total net loss, its most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the U.S. ("GAAP" or "U.S. GAAP"), please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," as well as note "24. Operating Segment Information" to our combined financial statements and note "12. Operating Segment Information" to our unaudited condensed combined financial statements.

(3) On October 1, 2014, Huntsman completed the acquisition of the performance additives and TiO_2 businesses of Rockwood. Huntsman paid $1.02 billion in cash and assumed certain unfunded pension liabilities in connection with the Rockwood acquisition and subsequently contributed these businesses to our Titanium Dioxide and Performance Additives segments.

affect our competitive business position and harm our business prospects. In addition, any claims brought against us by our licensors could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

Third parties may claim that we infringe on their proprietary intellectual property rights, and resulting litigation may be costly, result in the diversion of management's time and efforts, require us to pay damages or prevent us from marketing our existing or future products.

Our commercial success will depend in part on not infringing, misappropriating or violating the intellectual property rights of others. From time to time, we may be subject to legal proceedings and claims, including claims of alleged infringement of trademarks, copyrights, patents and other intellectual property rights held by third parties. In the future, third parties may sue us for alleged infringement of their proprietary or intellectual property rights. We may not be aware of whether our products do or will infringe existing or future patents or the intellectual property rights of others. Any litigation in this regard, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources as well as harm to our brand, any of which could adversely affect our business, financial condition and results of operations. If the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark, technology or design and/or pay significant damages unless we enter into royalty or licensing arrangements with the prevailing party or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement could harm our reputation and financial results.

Risks Related to Our Relationship with Huntsman

We are controlled by Huntsman, and its interests may conflict with yours.

Upon the completion of this offering, we will be a stand-alone public company and Huntsman, through HHN, will own 78.6% of our outstanding ordinary shares, or 75.4% if the underwriters exercise their option to purchase additional ordinary shares in full. Accordingly, Huntsman will continue to control our business objectives and policies, including the composition of our board of directors and any action requiring the approval of our shareholders, such as the adoption of amendments to our certificate of incorporation, and the approval of mergers or a sale of substantially all of our assets. Huntsman will also control the timing and structure of any further separation of us from Huntsman in the future. This concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of Huntsman and could discourage others from making tender offers, which could prevent shareholders from receiving a premium for their shares. Huntsman's interests may conflict with your interests as a shareholder. For additional information about our relationships with Huntsman, see "Certain Relationships and Related Party Transactions."

We may not realize the anticipated benefits from our separation from Huntsman.

We may not realize the benefits that we anticipate from our separation from Huntsman. These benefits include the following:

- creating two separate businesses that will be industry leaders in their respective areas of operations;

- allowing investors to evaluate the separate investment identities of each company, including the distinct merits, performance and future prospects of their respective businesses;

As a result of these factors, holders of our ordinary shares may not be able to resell their shares at or above the initial public offering price following this offering or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if trading volume of our ordinary shares is low.

A number of our shares are or will be eligible for future sale, which may cause the market price of our ordinary shares to decline.

Any sales of substantial amounts of our ordinary shares in the public market or the perception that such sales might occur, in connection with this offering or otherwise, may cause the market price of our ordinary shares to decline and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale" for a discussion of possible future sales of our ordinary shares. Subject to the lock-up arrangements discussed below and our agreements with Huntsman described in "Certain Relationships and Related Party Transactions," we are not restricted from issuing additional ordinary shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or any substantially similar securities.

Upon completion of this offering, we expect that there will be approximately 106,271,712 million of our ordinary shares issued and outstanding, regardless of whether the underwriters exercise their option to purchase additional ordinary shares in full. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"), unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act. We cannot predict whether large amounts of our ordinary shares will be sold in the open market following this offering. We also cannot predict whether a sufficient number of buyers will be in the market at that time.

In addition, following this offering, Huntsman will retain 78.6% of our ordinary shares, or 75.4% if the underwriters exercise their option to purchase additional ordinary shares in full. In connection with this offering, we and Huntsman will enter into a Registration Rights Agreement, pursuant to which we will agree, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of the disposition of our ordinary shares retained by Huntsman. Huntsman currently intends to monetize its retained ownership stake in Venator following this offering. Subject to prevailing market and other conditions (including the terms of Huntsman's lock-up agreement), this future monetization may be effected in multiple follow-on capital market or block transactions that permit an orderly distribution of Huntsman's retained shares. Huntsman has no contractual obligation to retain any of our ordinary shares, except as described under "Underwriting."

In connection with this offering, we, our directors and executive officers, Huntsman and its directors and executive officers, and the selling shareholders and their directors and executive officers have each agreed to enter into a lock-up agreement and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any of the shares of our ordinary shares for 180 days after the date of this prospectus, without the prior consent of three of the four representatives of the underwriters. Subject to applicable U.S. federal and state securities laws, after the expiration of this 180 day waiting period (or before, with consent of the underwriters to this offering), Huntsman may sell any and all of our ordinary shares that it beneficially owns or distribute, or exchange, any or all of such ordinary shares to, or with, its stockholders. Any disposition by Huntsman of our ordinary shares, or the perception that such dispositions may occur, could adversely affect prevailing market prices for our ordinary shares.

In connection with this offering, we intend to file a registration statement on Form S-8 to register our ordinary shares that are or will be reserved for issuance under the Venator Materials 2017

Stock Incentive Plan (the "LTIP"). Significant sales of our ordinary shares pursuant to our LTIP could also adversely affect the prevailing market price for our ordinary shares.

You will experience immediate and substantial dilution in net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the adjusted net tangible book value per share immediately after this offering. Based on an assumed initial offering price of $22.00 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our ordinary shares in this offering will experience immediate dilution of $14.64 in net tangible book value per share. See "Dilution." In connection with the separation, we will assume Huntsman stock-based compensation awards of our employees, which may result in additional dilution to investors in this offering.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware and these differences may make our ordinary shares less attractive to investors.

We are incorporated under the laws of England and Wales. The rights of holders of our ordinary shares are governed by English law, including the provisions of the Companies Act 2006, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware, including with respect to preemptive rights, distribution of dividends, limitation on derivative suits, and certain heightened shareholder approval requirements. The principal differences are set forth in "Description of Share Capital—Differences in Corporate Law."

U.S. investors may have difficulty enforcing civil liabilities against the Company, our directors or members of senior management and the experts named in this prospectus.

We are incorporated under the laws of England and Wales. The U.S. and the U.K. do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in the U.K. will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a U.K. court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the U.K. of civil liabilities based solely on the federal securities laws of the U.S. In addition, awards for punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in the U.K.. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.

Provisions in our articles of association are intended to have anti-takeover effects that could discourage an acquisition of us by others, and may prevent attempts by shareholders to replace or remove our current management.

Certain provisions in our articles of association are intended to have the effect of delaying or preventing a change in control or changes in our management. For example, our articles of association will include provisions that establish an advance notice procedure for shareholder resolutions to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. U.K. law also prohibits the passing of written shareholder resolutions by public companies. In addition, our articles of association will provide that, in general, from and after the first date on which Huntsman ceases to beneficially own at least 15% of our outstanding voting shares, we may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our shareholders. Please read "Description of Share Capital—Articles of Association and English Law Consideration—Anti-Takeover Provisions."

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, may apply to the Company.

The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the U.K. (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the U.K. (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the U.K. (or the Channel Islands or the Isle of Man). This is known as the "residency test." Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the U.K. by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

If at the time of a takeover offer, the Takeover Panel determines that we have our place of central management and control in the U.K., we would be subject to a number of rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.

Following the completion of this offering, Huntsman will be interested in over 50% of our voting share capital, and therefore, even if the Takeover Panel were to determine that we were subject to the Takeover Code, Huntsman would be able to increase its aggregate holding in us without triggering the requirement under Rule 9 of the Takeover Code to make a cash offer for the outstanding shares in the Company.

Upon completion of this offering, we expect a majority of our board of directors to reside outside of the U.K., the Channel Islands and the Isle of Man. Based upon our current and intended plans for our directors and management, for the purposes of the Takeover Code, we will be considered to have our place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to us. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to us.

Pre-emption rights for U.S. and other non-U.K. holders of shares may be unavailable.

In the case of certain increases in our issued share capital, under English law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders dis-apply such rights by a special resolution at a shareholders' meeting. These pre-emption rights will have been dis-applied for a period of five years by our shareholders prior to completion of the offering and we intend to propose equivalent resolutions in the future once the initial period of dis-application has expired. We cannot assure prospective U.S. investors that any exemption from the registration requirements of the Securities Act or applicable non-U.S. securities laws would be available to enable U.S. or other non-U.K. holders to exercise such pre-emption rights or, if available, that we will utilize any such exemption.

THE SEPARATION

Background

As part of a strategic review to streamline and focus operations, Huntsman's board of directors reviewed the possibility and advisability of separating its Titanium Dioxide and Performance Additives business from Huntsman's other businesses. On September 7, 2016, Huntsman's board of directors authorized management to pursue the separation of its Titanium Dioxide and Performance Additives into a separate, publicly traded company. On April 28, 2017, we were formed as an indirect wholly-owned subsidiary of Huntsman.

The Separation

In connection with this offering, we and Huntsman intend to take certain actions to transfer substantially all of the assets and liabilities of Huntsman's Titanium Dioxide and Performance Additives business to us through the internal reorganization, and enter into the separation agreement and ancillary agreements to separate our business from Huntsman and govern certain interactions with Huntsman. In addition, in anticipation of this offering, we intend to enter into new financing arrangements. We refer to the internal reorganization, the separation transactions, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Financings, including the use of the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt owed to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses, as the "separation." Giving effect to the separation, Huntsman will indirectly own all of our outstanding ordinary shares. The following are the principal steps of the separation:

- Huntsman will transfer to us the entities, assets, liabilities and obligations that we will hold following the separation of our business from Huntsman's other businesses. Such internal reorganization may take the form of asset transfers, dividends, contributions and similar transactions, and may involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the Titanium Dioxide and Performance Additives business in such jurisdictions. Among other things and subject to limited exceptions, the internal reorganization is expected to result in us owning, directly or indirectly, the operations comprising, and the entities that conduct, the Titanium Dioxide and Performance Additives business.

- In anticipation of this offering, we intend to enter into the Financings. We expect to incur up to $750 million of new debt, which will include (i) $375 million of senior notes and (ii) borrowings of $375 million under out term loan facility. In addition, we intend to enter into a $300 million ABL facility at closing of this offering. We intend to use the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements."

- Immediately prior to the completion of this offering, we intend to enter into the ancillary agreements with Huntsman that will govern certain interactions, including with respect to employee matters, tax matters, transition services and registration rights, described in "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company."

In the separation, we are generally assuming all of the liabilities related to the Pigments & Additives segment of Huntsman and we expect to have adequate liquidity to address those liabilities as

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017:

- on an actual basis; and

- on a pro forma basis to give effect to transactions described in the unaudited pro forma condensed combined financial statements.

The table below should be read in conjunction with "Summary Historical Combined and Pro Forma Combined Financial Information," "Prospectus Summary—Recent Developments—Financing Arrangements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and the notes to those statements included elsewhere in this prospectus.

	As of March 31, 2017	
	Actual	Pro Forma
	(Unaudited) (in millions)	
Cash and Cash Equivalents	$ 35	$ 35
Debt Outstanding		
Senior credit facilities(1)	$ —	$ 375
Senior notes due 2025	—	375
Debt to affiliates(2)	894	—
Other debt(3)	23	23
Less: Unamortized debt issuance costs	—	(9)
Total debt	917	764
Net Investment / Shareholders' Equity		
Ordinary shares, $0.001 par value per share: no shares issued or outstanding, historical; 106,271,712 shares issued and outstanding, pro forma	—	0
Additional paid-in capital	—	1,199
Net investment	678	—
Accumulated other comprehensive income	(414)	(395)
Net investment/shareholders' equity	264	804
Total Capitalization	$1,181	$1,568

---

(1)   After giving effect to the Financings, our senior credit facilities will consist of (a) a $375 million term loan facility, which will be fully drawn at closing, and (b) a $300 million ABL facility, which we currently do not expect to be drawn at closing.

We expect to enter into the ABL facility at the closing of this offering, with up to $300 million of commitments. However, this amount may not reflect actual borrowing capacity insofar as our borrowing capacity under the ABL facility depends, in part, on a borrowing base comprised of a combination of (based upon availability in the United States, Canada, the United Kingdom, Germany, France and Spain) inventory, accounts receivable and other assets that fluctuate from time to time and may be further impacted by the lenders' discretionary ability to impose reserves and availability blocks and to re-characterize assets that might otherwise incrementally increase borrowing availability.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of ordinary shares sold in this offering will exceed the net tangible book value per ordinary share after giving effect to the separation and this offering.

On a pro forma basis as of March 31, 2017, our net tangible book value would have been approximately $782 million, or $7.36 per ordinary share. This remains unchanged when adjusted for the sale by the selling shareholders of ordinary shares in this offering at an initial public offering price of $22.00 per ordinary share (the midpoint of the price range set forth on the cover of this prospectus). Purchasers of ordinary shares in this offering will experience substantial and immediate dilution in net tangible book value per share for financial accounting purposes, as illustrated in the following table.

Initial public offering price per share	$22.00
Pro Forma net tangible book value per share before and after this offering(1)	$ 7.36
Immediate dilution in net tangible book value per share to purchasers in this offering(2)	$14.64

_____

(1)   Determined by dividing the pro forma net tangible book value of the entities, assets, liabilities and obligations that we will hold following the separation of our business from Huntsman's other businesses by the number of ordinary shares issued and outstanding before and after the offering.

(2)   Because the total number of ordinary shares outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional ordinary shares from the selling shareholders and we will not receive any net proceeds from such exercise, there will be no change to the dilution in net tangible book value per share to purchasers in the offering due to any such exercise of the option.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information set forth below has been derived from the historical combined financial statements of the Huntsman Titanium Dioxide, Performance Additives and other businesses including the audited combined statement of operations for the years ended December 31, 2016, 2015 and 2014, the unaudited condensed combined balance sheet as of March 31, 2017 and the unaudited condensed combined statement of operations for the three months ended March 31, 2017 included elsewhere in this prospectus. The unaudited pro forma condensed combined financial statements reflect certain known impacts of our separation from Huntsman and this offering. The unaudited pro forma condensed combined financial statements also reflect certain assumptions that we believe are reasonable given the information currently available.

The unaudited pro forma condensed combined financial statements have generally been prepared giving effect to the separation as if it had occurred as of January 1, 2014 for the unaudited pro forma condensed combined statements of operations and as of March 31, 2017 for the unaudited pro forma condensed combined balance sheet. However, for the unaudited pro forma condensed combined statements of operations, the incurrence of debt under the Financings and the use of the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses have been given effect as if they had occurred on January 1, 2016. This debt incurrence and debt repayment is therefore not reflected in the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2015 and 2014, respectively.

The unaudited pro forma condensed combined financial statements presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our historical combined financial statements and corresponding notes thereto and our unaudited condensed combined financial statements and corresponding notes included elsewhere in this prospectus.

The historical combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to the Titanium Dioxide, Performance Additives and other businesses, as well as allocations of direct and indirect corporate expenses, which are based upon an allocation method that in the opinion of management is reasonable. For purposes of these unaudited pro forma condensed combined financial statements, all significant transactions with Huntsman International have been included in group equity. All intercompany transactions within the combined Titanium Dioxide, Performance Additives and other businesses have been eliminated.

The historical combined financial statements have been prepared from Huntsman's historical accounting records and are presented on a stand-alone basis as if the Titanium Dioxide, Performance Additives and other businesses had been conducted separately from Huntsman; however, the Titanium Dioxide, Performance Additives and other businesses did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be indicative of the financial position, results of operations and cash flows had the Titanium Dioxide, Performance Additives and other businesses been a stand-alone company. The Titanium Dioxide, Performance Additives and other businesses operations were included in Huntsman's financial results in different legal forms, including but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives segments were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide, Performance Additives and other businesses are the primary beneficiaries. Accordingly, the accompanying historical combined financial statements include amounts from the other businesses discussed above that will be retained by Huntsman following this offering. Because the other businesses will be retained by Huntsman and are

Venator Materials PLC
(Combined Divisions of Huntsman Corporation)
PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)
AS OF MARCH 31, 2017
(Dollars in millions)

	Historical	Legal Entities Adjustment (a)	Subtotal	Other Pro Forma Adjustments		Pro Forma
ASSETS						
Current assets:						
Cash and cash equivalents	$ 35	$ —	$ 35	$ —	c	$ 35
Accounts receivable, net	275	(10)	265	108	b	373
Accounts receivable from affiliates	502	(73)	429	(429)	g	—
Inventories	440	(11)	429	—		429
Prepaid expenses	11	(1)	10	—		10
Other current assets	63	(1)	62	—		62
Total current assets	1,326	(96)	1,230	(321)		909
Property, plant and equipment, net	1,170	(14)	1,156	—		1,156
Intangible assets, net	22	—	22	—		22
Investment in unconsolidated affiliates	88	14	102	—		102
Deferred income taxes	175	(18)	157	—		157
Notes receivable from affiliates	57	—	57	(57)	g	—
Other noncurrent assets	35	(1)	34	—		34
Total assets	$2,873	$(115)	$2,758	$ (378)		$2,380
LIABILITIES AND EQUITY						
Current liabilities:						
Accounts payable	$ 295	$ (11)	$ 284	$ —		$ 284
Accounts payable to affiliates	783	(10)	773	(773)	g	—
Accrued liabilities	188	(7)	181	f —		181
Current portion of debt	10	—	10	3	c	13
Total current liabilities	1,276	(28)	1,248	(770)		478
Long-term debt	13	—	13	738	c	751
Long-term debt to affiliates	894	—	894	(894)	g, c	—
Deferred income taxes	10	1	11	—		11
Other noncurrent liabilities	403	(80)	323	f —		323
Total liabilities	2,596	(107)	2,489	(926)		1,563
Equity						
Parent's net investment and advances	678	(27)	651	(651)	d	—
Accumulated other comprehensive loss	(414)	19	(395)	—		(395)
Ordinary shares	—	—	—	0	d, e	0
Additional paid-in capital	—	—	—	1,199	d	1,199
Total Venator equity	264	(8)	256	548		804
Noncontrolling interest in subsidiaries	13	—	13	—		13
Total equity	277	(8)	269	548		817
Total liabilities and equity	$2,873	$(115)	$2,758	$ (378)		$2,380

See accompanying notes to unaudited pro forma condensed combined financial statements.

Venator Materials PLC
(Combined Divisions of Huntsman Corporation)
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2016
(Dollars and shares in millions, except per share amounts)

	Historical	Legal Entities Adjustment (a)	Subtotal	Other Pro Forma Adjustments		Pro Forma	
Revenues:							
Trade sales, services and fees, net	$2,249	$(110)	$2,139	$ —		$2,139	
Related party sales	60	(60)	—	—		—	
Total revenues	2,309	(170)	2,139	—		2,139	
Cost of goods sold	2,134	(147)	1,987	—		1,987	
Operating expenses:							
Selling, general and administrative	240	(15)	225	—		225	b
Restructuring, impairment and plant closing costs	35	—	35	—		35	
Other (income) expense, net	(46)	1	(45)	—		(45)	
Total expenses	229	(14)	215	—		215	
Operating loss	(54)	(9)	(63)	—		(63)	
Interest expense	(59)	1	(58)	16	c	(42)	
Interest income	15	(1)	14	(6)	c	8	
Other (expense) income, net	(1)	7	6	—		6	
Loss before income taxes	(99)	(2)	(101)	10		(91)	
Income tax benefit	22	1	23	—	e	23	
Net loss	(77)	(1)	(78)	10		(68)	
Net income attributable to noncontrolling interests	(10)	—	(10)	—		(10)	
Net loss attributable to Venator	$ (87)	$ (1)	$ (88)	$ 10		$ (78)	
Basic and diluted loss per ordinary share:							
Net loss attributable to Venator						$(0.74)	
Weighted average shares				106	d	106	

See accompanying notes to unaudited pro forma condensed combined financial statements.

Venator Materials PLC
(Combined Divisions of Huntsman Corporation)
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2015
(Dollars and shares in millions, except per share amounts)

	Historical	Legal Entities Adjustment (a)	Pro Forma	
Revenues:				
Trade sales, services and fees, net	$2,270	$(108)	$ 2,162	
Related party sales	60	(60)	—	
Total revenues	2,330	(168)	2,162	
Cost of goods sold	2,192	(146)	2,046	
Operating expenses:				
Selling, general and administrative	271	(8)	263	b
Restructuring, impairment and plant closing costs	223	(5)	218	
Other (income) expense, net	(3)	2	(1)	
Total expenses	491	(11)	480	
Operating loss	(353)	(11)	(364)	
Interest expense	(52)	—	(52)	
Interest income	22	—	22	
Loss before income taxes	(383)	(11)	(394)	
Income tax benefit	31	(2)	29	
Net loss	(352)	(13)	(365)	
Net income attributable to noncontrolling interests	(7)	—	(7)	
Net loss attributable to Venator	$ (359)	$ (13)	$ (372)	

See accompanying notes to unaudited pro forma condensed combined financial statements.

Venator Materials PLC
(Combined Divisions of Huntsman Corporation)
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2014
(Dollars and shares in millions, except per share amounts)

	Historical	Legal Entities Adjustment (a)	Pro Forma	
Revenues:				
Trade sales, services and fees, net	$1,654	$(105)	$ 1,549	
Related party sales	75	(75)	—	
Total revenues	1,729	(180)	1,549	
Cost of goods sold	1,637	(154)	1,483	
Operating expenses:				
Selling, general and administrative	199	(17)	182	b
Restructuring, impairment and plant closing costs	62	(2)	60	
Other expense, net	7	3	10	
Total expenses	268	(16)	252	
Operating loss	(176)	(10)	(186)	
Interest expense	(25)	—	(25)	
Interest income	23	—	23	
Other expense	(1)	—	(1)	
Loss before income taxes	(179)	(10)	(189)	
Income tax benefit	17	1	18	
Net loss	(162)	(9)	(171)	
Net income attributable to noncontrolling interests	(2)	—	(2)	
Net loss attributable to Venator	$ (164)	$ (9)	$ (173)	

See accompanying notes to unaudited pro forma condensed combined financial statements.

Venator Materials PLC
(Combined Divisions of Huntsman Corporation)
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
THREE MONTHS ENDED MARCH 31, 2017
(Dollars and shares in millions, except per share amounts)

	Historical	Legal Entities Adjustment(a)	Subtotal	Other Pro Forma Adjustments		Pro Forma	
Revenues:							
Trade sales, services and fees, net	$552	$(15)	$537	$ —		$ 537	
Related party sales	17	(17)	—	—		—	
Total revenues	569	(32)	537	—		537	
Cost of goods sold	489	(26)	463	—		463	
Operating expenses:							
Selling, general and administrative	44	8	52	—		52	b
Restructuring, impairment and plant closing costs	27	(1)	26	—		26	
Other expense (income), net	11	(2)	9	—		9	
Total expenses	82	5	87	—		87	
Operating loss	(2)	(11)	(13)	—		(13)	
Interest expense	(14)	1	(13)	2	c	(11)	
Interest income	2	(1)	1	—		1	
Loss before income taxes	(14)	(11)	(25)	2		(23)	
Income tax benefit	1	4	5	—	e	5	
Net loss	(13)	(7)	(20)	2		(18)	
Net income attributable to noncontrolling interests	(3)	—	(3)	—		(3)	
Net loss attributable to Venator	$(16)	$ (7)	$(23)	$ 2		$ (21)	
Basic and diluted loss per ordinary share:							
Net loss attributable to Venator						$(0.20)	
Weighted average shares				106	d	106	

See accompanying notes to unaudited pro forma condensed combined financial statements.

Venator Materials PLC
Notes to Unaudited Pro Forma Combined Financial Statements

NOTE 1—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(a)   The Titanium Dioxide and Performance Additives segments' operations were included in Huntsman's financial results in different legal forms, including but not limited to wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives segments were the sole businesses, components of legal entities in which the Titanium Dioxide and Performance Additives segments operated in conjunction with other Huntsman businesses and variable interest entities in which the Titanium Dioxide and Performance Additives segments are the primary beneficiaries. As such, the accompanying historical combined financial statements include amounts from those other businesses that will ultimately not be part of Venator after the separation. These adjustments reflect the exclusion of amounts from those other businesses.

(b)   Certain legal entities comprising the Titanium Dioxide and Performance Additives segments participate in Huntsman A/R Programs. Under the A/R Programs, these entities sell certain of their trade receivables to Huntsman International. Huntsman International grants an undivided interest in these receivables to a special purpose entity, which serves as security for the issuance of debt of Huntsman International. These entities continue to service the securities receivables. On April 21, 2017, Huntsman International amended its accounts receivable securitization facilities, which among other things removed existing receivables sold into the program by the Pigments and Additives business. In addition, after April 21, 2017 receivables generated by the Pigments and Additives legal entities will no longer participate in the Huntsman A/R Program sponsored by Huntsman. This adjustment reflects the inclusion of accounts receivable previously sold into the A/R Programs by one of the legal entities comprising the Titanium Dioxide and Performance Additives segments.

(c)   Prior to the completion of this offering, we intend to enter into the Financings. We expect to incur up to $750 million of new debt, which will include (i) $375 million of senior notes and (ii) borrowings of $375 million under our term loan facility.

For additional information regarding the senior notes and the term loan facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations— Financing Arrangements.". We intend to use the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses. These adjustments reflect the incurrence of $750 million of new external debt by us (excluding $9 million of debt issuance costs), our assumption of intercompany debt from Huntsman International and its subsidiaries and the application of the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, including the assumed debt from Huntsman International and its subsidiaries. As described in note (g) below, any remaining intercompany debt would be eliminated. Our separation from Huntsman will be structured to provide Huntsman with the benefit of excess cash generated by our business up to the closing date.

The following table provides a summary of the Financing related adjustments:

	(in millions)
Senior secured term loan	$375
Senior notes due 2025	375
Debt issuance costs	(9)
Total debt	741
Current portion	3
Long term portion	738

(d)   These adjustments reflect the elimination of Huntsman's net investment in, and advances to, us and adjustments to additional paid-in capital resulting from the following:

	(in millions)
Contribution by parent of accounts receivable previously sold into the A/R Programs	$ 108
Exclusion of intercompany balances, net	1,181
Inclusion of debt (net of debt issuance costs of $9 million)	(741)
Reclassification of parent's net investment and advances	651
Issuance of ordinary shares	0
Additional paid-in capital	$1,199

(e)   Giving effect to certain formation transactions and redemptions, this adjustment reflects the issuance of 106,271,712 ordinary shares to Huntsman prior to this offering, at a par value of $0.001 per share.

(f)   Includes net unfunded pension and postretirement obligations of approximately $266 million.

(g)   Prior to, or concurrently with, the closing date of this offering, all outstanding balances with affiliates will be repaid, capitalized or otherwise eliminated.

NOTE 2—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(a)   The Titanium Dioxide and Performance Additives segments' operations were included in Huntsman's financial results in different legal forms, including but not limited to wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives segments were the sole businesses, components of legal entities in which the Titanium Dioxide and Performance Additives segments operated in conjunction with other Huntsman businesses and variable interest entities in which the Titanium Dioxide and Performance Additives segments are the primary beneficiaries. As such, the accompanying historical combined financial statements include amounts from other businesses that will be retained by Huntsman following this offering. These adjustments reflect the exclusion of amounts from these other businesses.

(b)   We expect that our recurring selling, general and administrative expense (including any incremental stand-alone public company expense) will be lower than costs allocated to legal entities which will continue to be a part of Venator following this offering as reflected in our statement of operations for the year ended December 31, 2016. The anticipated reduction in selling, general and administrative expense on a consolidated basis principally relates to lower expected overhead costs for us relative to the allocation from Huntsman included in our historical statements of operations with respect to (i) finance, accounting, compliance, investor relations, treasury, internal audit and legal personnel, (ii) information technology costs (iii) professional fees associated with legal and other services, and (iv) executive compensation.

Relative to our pro forma Segment Adjusted EBITDA for the Titanium Dioxide and Performance Additive segments for the year ended December 31, 2016, we expect these segments to be burdened annually by an approximate incremental $33 million to $38 million (before depreciation and amortization) of selling, general and administrative expense (relating to stand-alone public company expense) in the aggregate. Actual expenses could vary from this estimate and such variations could be material.

(c)   This adjustment reflects the following increase in interest expense resulting from our expected issuance of $375 million of senior notes, borrowings of $375 million under our term loan facility, commitment fees related to our new $300 million ABL facility, the elimination of $1,181 million of intercompany balances, net, and our removal from Huntsman International's A/R Program in connection with the separation:

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
	(in millions)	
Interest expense on $750 million of newly incurred indebtedness	$10	$ 38
Amortization of debt issuance costs	—	1
Commitment fee on ABL Facility	—	1
Elimination of securitization fees	(1)	(5)
Elimination of interest expense, net from intercompany balances	(11)	(45)
Tax impact of changes in interest	—	—
Total pro forma adjustment	$(2)	$(10)

Pro forma interest expense was calculated based on an assumed blended interest rate of 5% using the actual interest rates for the $375 million of senior notes and market rates on borrowings of $375 million under our term loan facility. Interest expense also includes estimated amortization on approximately $1 million of debt issuance costs related to the senior notes offering and the debt we intend to incur under the term loan facility. Such costs are amortized over the terms of the associated debt. Interest expense also includes an estimated 0.25% commitment fee on the anticipated new $300 million ABL Facility. Actual interest expense may be higher or lower depending on fluctuations in interest rates. For example, assuming all commitments were available and all loans under the ABL facility were fully drawn, a 1% increase in interest rates, without giving effect to interest rate hedges or other offsetting items, would increase our annual interest rate expense by approximately $7 million.

(d)   Giving effect to certain formation transactions and redemptions, this adjustment reflects issuance of 106,271,712 ordinary shares to Huntsman prior to this offering, at a par value of $0.001 per share.

(e)   This adjustment represents the tax effect of the currently anticipated restructuring of intercompany liabilities and receivables in connection with the separation, presented on a stand-alone basis as if the Titanium Dioxide and Performance Additives segments' operations had been conducted separately from Huntsman; however, the Titanium Dioxide and Performance Additives segments did not operate as a separate, stand-alone entity for the periods presented and, as such, the pro forma combined financial statements may not be indicative of the income tax expense or benefit, and income tax related assets and liabilities had the Titanium Dioxide and Performance Additives segments been a stand-alone company. The adjustment also represents the tax effect of pro forma adjustments to income before income taxes based upon our current assumptions of the impacted tax jurisdiction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations (MD&A) should be read in conjunction with the information under the headings "Risk Factors," "Selected Historical Combined Financial Data," "Unaudited Pro Forma Condensed Combined Financial Information" and "Business," as well as the audited combined financial statements, unaudited condensed combined financial statements and the related notes thereto, all appearing elsewhere in this prospectus.

The following MD&A gives effect to the restatement as described in Note 13 to our condensed combined financial statements and Note 25 to our combined financial statements. Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC and its subsidiaries, or, as the context requires, the Pigments & Additives business of Huntsman, and assume the completion of all of the transactions referred to in this prospectus in connection with this offering, (2) all references to "Huntsman" refer to Huntsman Corporation, our ultimate parent company prior to this offering, and our controlling shareholder following this offering, and its subsidiaries, other than us, (3) all references to the "Titanium Dioxide" segment or business refer to the TiO_2 business of the Pigments & Additives segment of Huntsman and the related operations and assets, liabilities and obligations, which we will assume in connection with the separation, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and water treatment businesses of the Pigments & Additives segment of Huntsman and the related operations and assets, liabilities and obligations, which we will assume in connection with the separation, (5) all references to "other businesses" refer to certain businesses that Huntsman will retain following the separation and that are included in our historical combined financial statements in "corporate and other", (6) all references to "Huntsman International" refer to Huntsman International LLC, a wholly-owned subsidiary of Huntsman, a selling shareholder and the entity through which Huntsman operates all of its businesses, (7) all references to "HHN" refer to Huntsman (Holdings) Netherlands B.V., a wholly-owned subsidiary of Huntsman and a selling shareholder, (8) all references to the "selling shareholders" refer to Huntsman International and HHN, our parent companies prior to this offering, and the entity through which Huntsman is selling our ordinary shares in this offering, (9) "Financings" has the meaning set forth under "Prospectus Summary—Recent Developments—Financing Arrangements" and (10) we refer to the internal reorganization, the separation transactions, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Financings, including the use of the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses, as the "separation."

This MD&A contains forward-looking statements concerning trends or events potentially affecting our business or future performance, including, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions. The words "aim," "anticipate," "believe," "budget," "continue," "could," "effort," "estimate," "expect," "forecast," "goal," "guidance," "intend," "likely," "may," "might," "objective," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target, "will" or "would" and similar expressions identify forward-looking statements. We do not undertake to update, revise or correct any of the forward-looking information unless required to do so under the federal securities laws. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus. See "Forward-Looking Statements" and "Risk Factors."

Our Relationship with Huntsman

On September 7, 2016, Huntsman's board of directors authorized management to pursue the separation from Huntsman of its Titanium Dioxide and Performance Additives businesses into a separate, publicly traded company. On April 28, 2017, we were formed as an indirect wholly-owned subsidiary of Huntsman. Upon the completion of this offering, we will be a stand-alone public company and Huntsman, through HHN, will own 78.6% of our outstanding ordinary shares, or 75.4% if the underwriters exercise their option to purchase additional ordinary shares in full. Huntsman currently intends to monetize its retained ownership stake in Venator following this offering. Subject to prevailing market and other conditions (including the terms of Huntsman's lock-up agreement), this future monetization may be effected in multiple follow-on capital market or block transactions that permit an orderly distribution of Huntsman's retained shares.

On May 22, 2017, Huntsman announced that it had entered into a definitive agreement to combine with Clariant, a specialty chemicals company headquartered in Switzerland, in an all-stock merger. The combined company will be named HuntsmanClariant. Legacy Huntsman and Clariant shareholders are expected to own 48% and 52% of the combined company, respectively. The board of directors of the combined company is expected to have equal representation from the legacy Huntsman and Clariant boards. The merger is expected to close by year-end 2017, subject to Huntsman and Clariant shareholder approvals, regulatory approvals and other customary closing conditions. The merger agreement permits Huntsman to proceed with our initial public offering and we currently expect to complete the initial public offering prior to the closing of the merger.

Basis of Presentation

The Titanium Dioxide, Performance Additives and other businesses have historically been included in Huntsman's financial results in different legal forms, including, but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide, Performance Additives and other businesses are the primary beneficiaries. Because our historical combined financial information for the periods indicated reflect the combination of these legal entities under common control, our financial statements include the results of operations of other Huntsman businesses that will not be a part of our operations following this offering. We will report the results of those other businesses as discontinued operations in our future financial statements for periods that include the date of completion of the separation.

Our historical financial information has been derived from Huntsman's historical accounting records and is presented on a stand-alone basis as if the operations of the Titanium Dioxide, Performance Additives and other businesses had been conducted separately from Huntsman. However, the Titanium Dioxide, Performance Additives and other businesses did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be indicative of the financial position, results of operations and cash flows had the Titanium Dioxide, Performance Additives and other businesses been a stand-alone company.

The combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to the Titanium Dioxide, Performance Additives and other businesses, as well as allocations of direct and indirect corporate expenses, which are based upon an allocation method that in the opinion of management is reasonable. For purposes of the combined financial statements, all significant transactions with Huntsman International have been included in group equity. All intercompany transactions within our combined business have been eliminated.

Overview

We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a general and administrative expense (relating to stand-alone public company expense) in the aggregate. Actual expenses could vary from this estimate and such variations could be material. Subject to the terms of the separation agreement, nonrecurring third-party costs and expenses that are related to the separation, other than the debt-related costs, and incurred prior to the separation date will generally be paid by Huntsman. We expect such nonrecurring amounts to include costs to separate and/or duplicate information technology systems, outside legal and accounting fees, and similar costs. See "Unaudited Pro Forma Condensed Combined Financial Information."

- We have historically participated in Huntsman's corporate treasury management program and have not incurred or carried any third-party debt (other than capital leases). Excess cash generated by our business has been distributed to Huntsman, and likewise our cash needs have been provided by Huntsman. Accordingly, we have not included third-party debt (other than capital leases) or related interest expense in our combined financial statements because there was no specifically identifiable third-party debt associated with our operations. In connection with this offering, we intend to enter into the Financings and expect to incur up to $750 million of new debt, which will include (i) $375 million of senior notes and (ii) borrowings of $375 million under our term loan facility. In addition, we intend to enter into a $300 million ABL facility at closing of this offering. We intend to use the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses. As a result, the capitalization of our business will be different and we will incur cash interest expenses as well as amortization of financing costs. See "Unaudited Pro Forma Condensed Combined Financial Information."

- We expect to institute competitive compensation policies and programs as a standalone public company, the expense for which may differ from the compensation expense allocated by Huntsman in our combined financial statements.

- We are comprised of operations in various tax jurisdictions. Our operations were included in Huntsman's financial results in different legal forms, including but not limited to wholly-owned subsidiaries for which we were the sole business, components of legal entities in which we operated in conjunction with other Huntsman businesses and variable interest entities in which we are the primary beneficiary.

  Similarly, our tax obligations and filings were included in different legal forms, including, but not limited to, legal entities in certain countries where fiscal unity or consolidation is allowed or required with other Huntsman businesses, components of legal entities in which we operated in conjunction with other Huntsman businesses, and legal entities which file separate tax returns in their respective tax jurisdictions.

  The combined financial statements have been prepared from Huntsman's historical accounting records and are presented on a stand-alone basis as if our operations had been conducted separately from Huntsman; however, we did not operate as a separate, stand-alone entity for the periods presented and, as such, the tax results and attributes presented in our combined financial statements would not be indicative of the income tax expense or benefit, income tax related assets and liabilities and cash taxes had we been a stand-alone company.

  The combined financial statements have been prepared under our currently anticipated legal structure such that the historical results of legal entities are presented as follows: The historical tax results of legal entities which file separate tax returns in their respective tax jurisdictions and which need no restructuring before being contributed to us are included primarily due to lower average selling prices, partially offset by the decrease in operating expenses resulting from restructuring savings, as discussed above, lower raw material and energy prices, and the Rockwood acquisition.

Performance Additives

The increase in revenues in our Performance Additives segment for 2015 compared to 2014 was primarily due to the impact of the Rockwood acquisition in October 2014, which added $413 million to revenue and $308 million to cost of sales. Fixed costs increased by $73 million due to recognizing a full year of Rockwood costs, partially offset by $6 million of cost synergies. The increase of $55 million in Segment Adjusted EBITDA was primarily attributable to the inclusion of a full year of business results due to the Rockwood acquisition.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources have historically been cash flows from operations, our participation in a cash pooling program with Huntsman and debt incurred by Huntsman. Following the completion of this offering, we will not receive any capital contributions from Huntsman or funding through the Huntsman cash pooling program. Following this offering, we will no longer participate in Huntsman's cash pooling program and any related intercompany receivable or payable will be eliminated. Additionally, our separation from Huntsman will be structured to provide Huntsman with the benefit of excess cash generated by our business up to the closing date. We had cash and cash equivalents of $35 million and $30 million as of March 31, 2017 and December 31, 2016, respectively.

In connection with this offering, we intend to enter into the Financings and expect to incur up to $750 million of new debt, which will include (i) $375 million of senior notes and (ii) borrowings of $375 million under our term loan facility. We intend to use the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses. In addition, in connection with the closing of this offering, we intend to enter into a $300 million ABL facility available for our working capital needs and general corporate purposes. For more information about the senior notes offering and the senior credit facilities, see "—Financing Arrangements."

We expect to have adequate liquidity to meet our obligations over the next 12 months. Additionally, we believe our future obligations, including needs for capital expenditures and acquisitions will be met by available cash generated from operations and borrowings under the ABL facility.

Items Impacting Short-Term and Long-Term Liquidity

Our liquidity can be significantly impacted by various factors. The following matters had, or are expected to have, a significant impact on our liquidity:

- Cash from our accounts receivable and inventory, net of accounts payable, was approximately $158 million for the three months ended March 31, 2017, while cash from accounts receivable and inventory net of accounts payable was approximately $152 million for the year ended December 31, 2016, as reflected in our combined statements of cash flows. We expect volatility in our working capital components to continue after our separation from Huntsman due to seasonal changes in working capital throughout the year.

- During 2017, we expect to spend approximately $90 million on capital expenditures, net of reimbursements, approximately $20 million of which has been spent as of March 31, 2017. Our future expenditures include certain EHS maintenance and upgrades; periodic

Third-Party Debt Agreements

We also have lease obligations accounted for as capital leases primarily related to manufacturing facilities which are included in other long-term debt. The scheduled maturities of our commitments under capital leases are as follows (dollars in millions):

Year ending December 31:	
2017	$ 7
2018	2
2019	2
2020	2
Thereafter	11
Total minimum payments	24
Less: Amounts representing interest	(4)
Present value of minimum lease payments	20
Less: Current portion of capital leases	(7)
Long-term portion of capital leases	$13

In addition to these capital leases, we intend to enter into the Financings described below under "—Financing Arrangements." We intend to use the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses. Prior to, or concurrently with, the closing of this offering, all of our outstanding debt with Huntsman will be repaid, capitalized or otherwise eliminated.

Financing Arrangements

Following the closing of this offering, we expect to have the following indebtedness and other facilities:

- a senior secured term loan facility in an aggregate principal amount of $375 million;

- an asset-based revolving lending facility with a borrowing capacity of up to $300 million; and

- senior unsecured notes in an aggregate principal amount of $375 million.

Senior Facilities

General

Our new senior credit facilities will provide for first lien senior secured financing of up to $675 million, consisting of:

- a term loan facility, in an aggregate principal amount of $375 million, with a maturity of seven years; and

- an asset-based revolving lending facility, in an aggregate principal amount of up to $300 million, with a maturity of five years.

In addition, we may request one or more incremental term loan facilities in an aggregate amount (the "Incremental Term Loan Amount") equal to (a) sum of (1) $225 million and (2) the amount of voluntary prepayments of the term loan facility (including all debt buybacks with credit given to the principal amount of loans purchased) other than any such prepayments funded with the proceeds of long-term indebtedness, and (b) (i) in the case of any incremental term facility to be secured equally and ratably with the term loan facility, the amount that would result in a first lien net leverage ratio (to be defined in a manner to be agreed) equal to or less than 1.5 to 1.00 and (ii) in the case of any incremental term facility or incremental equivalent debt to be secured on a junior basis to the term loan facility, subordinated in right of payment to the term loan facility or unsecured, the amount that would result in a total net leverage ratio (to be defined in a manner to be agreed) equal to or less than 3.00 to 1.00. We may also request incremental commitments under the ABL facility in an aggregate amount up to $100 million. The availability of the incremental term loan facilities and incremental facilities under the ABL facility will be subject in each case to our ability to secure commitments to provide the incremental financing in the market and certain customary terms and conditions including the absence of events of default and the accuracy of representations and warranties in all material respects.

The aggregate amount available for extensions of credit in each jurisdiction under the ABL facility is calculated according to a "borrowing base" formula based primarily on 85% of the value of our eligible accounts receivable and, to a lesser extent, the value of our eligible inventory and up to $15 million of the value of our unrestricted cash (in certain jurisdictions). As a result, the aggregate amount available for extensions of credit under the ABL facility at any time will be the lesser of $300 million and our borrowing base calculated according to the formula described above minus the aggregate amount of extensions of credit outstanding under the ABL facility at such time.

Borrowings under the term loan facility, together with the net proceeds of the senior notes offering, will be used to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses.

Interest Rates and Fees

Borrowings under the term loan facility will bear interest at a rate equal to, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs subject to an interest rate floor to be agreed or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month adjusted LIBOR plus 1.00% per annum, in each case plus an applicable margin to be agreed upon.

Borrowings under the ABL facility will bear interest at a variable rate equal to an applicable margin based on the applicable quarterly average excess availability under the ABL facility plus either a LIBOR or a base rate. Thereafter, the applicable margin percentage will be calculated and established once every 3 calendar months and will vary from 150 to 200 basis points for LIBOR loans depending on the quarterly average excess availability under the ABL facility for the immediately preceding 3-month period.

Amortization and Prepayments

The term loan facility will require scheduled quarterly amortization payments on the term loan in an amount equal to 0.25% of the original principal amount of the term loan, commencing on the first full fiscal quarter ending after the closing date of the term loan facility, with the balance paid at maturity.

In addition, if excess availability under the ABL facility is less than a certain amount or less than a certain percentage of the aggregate available commitments under such facility, the ABL facility will require compliance with a minimum fixed charge coverage ratio.

The senior credit facilities will contain certain customary events of default, including relating to a change of control. If an event of default occurs, the lenders under the senior credit facilities will be entitled to take various actions, including the acceleration of amounts due under the senior credit facilities and all actions permitted to be taken by a secured creditor in respect of the collateral securing the senior credit facilities.

Senior Notes

The subsidiary issuers, which will be our wholly-owned subsidiaries as of the completion of this offering, announced on June 29, 2017 the pricing of $375 million in aggregate principal amount of senior notes in a private placement to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The sale of the senior notes is expected to close on or about July 14, 2017, subject to customary conditions. The gross proceeds of the senior notes offering will be funded into a segregated escrow account for the benefit of the holders of the senior notes. The funds will be released from escrow upon the closing of this offering, and used, together with borrowings under the term loan facility, to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses. Upon the closing of the senior notes offering, the senior notes will be guaranteed by the subsidiaries that guarantee our new senior credit facilities. Interest payments are due on the senior notes semi-annually in arrears on January 15 and July 15, commencing on January 15, 2018.

The senior notes contain customary events of default for similar debt securities, which if triggered may accelerate payment of principal, premium, if any, and accrued but unpaid interest on the senior notes. Such events of default include but are not limited to non-payment of principal and interest, non-performance of covenants and obligations, default on other material debt, and bankruptcy or insolvency. If a change of control repurchase event occurs, the subsidiary issuers may be required to offer to purchase the senior notes from the holders thereof at 101% of the principal amount thereof plus accrued and unpaid interest. Following the closing of the senior notes offering, the senior notes are not required to be repaid prior to maturity, although they may be redeemed in whole or in part at the option of the subsidiary issuers at any time prior to their maturity at the redemption prices specified in the indenture.

A/R Programs

Certain of our entities participate in the A/R Programs sponsored by Huntsman International. Under the A/R Programs, these entities sell certain of their trade receivables to Huntsman International. Huntsman International grants an undivided interest in these receivables to bankruptcy remote special purpose entities ("SPE"), which serve as security for the issuance of debt of Huntsman International. These entities continue to service the securitized receivables. As of March 31, 2017 and December 31, 2016, Huntsman International had $167 million and $144 million, respectively, of net receivables in their A/R Programs and reflected on their balance sheet associated with Venator. The entities allocated losses on the A/R Programs for the three months ended March 31, 2017 and 2016 were $1 million and $2 million, respectively. As of December 31, 2016 and 2015, Huntsman International had $144 million and $152 million, respectively, of net receivables in their A/R Programs and reflected on their balance sheet associated with us. The entities allocated losses on the A/R Programs for the years ended December 31, 2016, 2015 and 2014 were $5 million, $3 million and $5 million, respectively. The allocation of losses on sale of accounts receivable is based upon the pro-rata portion of total receivables sold into the securitization program as well as other program and interest expenses associated with the A/R Programs. On April 21, 2017, Huntsman International amended its accounts receivable securitization facilities, which among other things removed existing receivables sold into the program by the Pigments and Additives business. In addition, after April 21, 2017, receivables generated by the Pigments and Additives legal entities will no longer participate in the Huntsman A/R Program sponsored by Huntsman.

Contractual Obligations and Commercial Commitments

Our obligations under long-term debt (including the current portion), lease agreements and other contractual commitments as of December 31, 2016 are summarized below (dollars in millions):

	2017	2018 - 2019	2020 - 2021	After 2021	Total
Long-term debt, including current portion(1)	$ 10	$ 3	$ 3	$ 7	$ 23
Interest(2)	—	1	1	2	4
Operating leases	8	10	4	2	24
Purchase commitments(3)	606	512	34	63	1,215
Total(4)(5)	$624	$526	$42	$74	$1,266

(1)   Excludes long-term debt to affiliates, all of which will be repaid, capitalized or otherwise eliminated in connection with the separation and this offering. In connection with this offering, we intend to enter into the Financings and expect to incur up to $750 million of new debt, which will include (i) $375 million of senior notes and (ii) borrowings of $375 million under our term loan facility. In addition, we intend to enter into a $300 million ABL facility at closing of this offering. We intend to use the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses. For more information, See "—Financing Arrangements."

(2)   Interest calculated using interest rates as of December 31, 2016 and contractual maturity dates.

(3)   We have various purchase commitments extending through 2029 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2016. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our current pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations. For each of the years ended December 31, 2016, 2015 and 2014, we made minimum payments of $1 million, nil and nil, respectively, under such take or pay contracts without taking the product.

MANAGEMENT

Executive Officers

The following table sets forth information, as of July 14, 2017, regarding the individuals who are expected to serve as our executive officers following this offering.

Name	Age	Position(s) at Venator
Simon Turner	53	President and Chief Executive Officer
Kurt Ogden	48	Senior Vice President and Chief Financial Officer
Russ Stolle	55	Senior Vice President, General Counsel and Chief Compliance Officer
Phil Wrigley	50	Vice President, EHS and Manufacturing Excellence
Antje Gerber	50	Vice President, Specialty
Jan Buberl	41	Vice President, Color Pigments and Timber Treatment
Mahomed Maiter	56	Senior Vice President, White Pigments

Simon Turner has served as President and Chief Executive Officer and as a director of Venator since the second quarter of 2017. Mr. Turner has served as Division President, Pigments & Additives, at Huntsman since November 2008, Senior Vice President, Pigments & Additives, from April 2008 to November 2008, Vice President of Global Sales from September 2004 to April 2008 and General Manager Co-Products and Director Supply Chain and Shared Services from July 1999 to September 2004. Prior to joining Huntsman, Mr. Turner held various positions with Imperial Chemical Industries PLC ("ICI"). Our board of directors believes Mr. Turner's extensive experience in the chemical industry, his wealth of knowledge of our business and his demonstrated track record of success in leading the Pigments & Additives segment of Huntsman will make him a valuable member of our board of directors.

Kurt Ogden has served as Senior Vice President and Chief Financial Officer of Venator since the second quarter of 2017. Mr. Ogden has served as Vice President, Investor Relations and Finance of Huntsman since February 2009 and as Director, Corporate Finance from October 2004 to February 2009. Between 2000 and 2004, he was Executive Director Financial Planning and Analysis with Hillenbrand Industries and Vice President Treasurer with Pliant Corporation. Mr. Ogden began his career with Huntsman Chemical Corporation in 1993 and held various positions with related companies up to 2000. Mr. Ogden is a Certified Public Accountant.

Russ Stolle has served as Senior Vice President, General Counsel and Chief Compliance Officer of Venator since the second quarter of 2017. Mr. Stolle has served as Senior Vice President and Deputy General Counsel of Huntsman since January 2010. From October 2006 to January 2010, Mr. Stolle served as Huntsman's Senior Vice President, Global Public Affairs and Communications, from November 2002 to October 2006, he served as Huntsman's Vice President and Deputy General Counsel, from October 2000 to November 2002, he served as Huntsman's Vice President and Chief Technology Counsel and from April 1994 to October 2000 he served as Huntsman's Chief Patent and Licensing Counsel. Prior to joining Huntsman in 1994, Mr. Stolle had been an attorney with Texaco Inc. and an associate with the law firm of Baker Botts L.L.P.

Phil Wrigley has served as Vice President, EHS and Manufacturing Excellence of Venator since the second quarter of 2017. Mr. Wrigley has served as Vice President, Manufacturing Operations at Huntsman since October 2013, and as EHS Director from February 2011 to October 2013. Prior to joining Huntsman in 2011, Mr. Wrigley served as Works Director for an aluminum smelter at Rio Tinto Alcan Inc. Mr. Wrigley started his career as an engineer at ICI and later moved to Rohm and Haas Company where he held a series of engineering and manufacturing leadership positions, culminating in the position of European Operations Director.

Antje Gerber has served as Vice President, Specialty of Venator since the second quarter of 2017. Ms. Gerber has served as Vice President, Specialty for Huntsman since February 2016. Prior to joining Huntsman, from June 2009 to January 2016, Ms. Gerber served at H.B. Fuller in various positions, most recently as Business Director Durable Assembly, and from April 1995 to April 2009, Ms. Gerber served in various roles at Evonik and its predecessors. Ms. Gerber has over 25 years of specialty chemical experience at leading chemical companies.

Jan Buberl has served as Vice President, Color Pigments and Timber Treatment of Venator since the second quarter of 2017. Mr. Buberl has served as Vice President, Color Pigments and Timber Treatment for Huntsman since October 2014. Prior to joining Huntsman, Mr. Buberl held various positions at BASF SE ("BASF") in Germany, the United States of America, Spain and China from 1996 to 2014. Most recently, from September 2009 to September 2014, Mr. Buberl was Business Director for BASF's Specialty Product Division.

Mahomed Maiter has served as Senior Vice President, White Pigments of Venator since the second quarter of 2017. Mr. Maiter has served as Vice President, Revenue/Global Sales and Marketing of Huntsman since July 2008 and in other various senior leadership capacities with Huntsman since August 2004. Prior to joining Huntsman, Mr. Maiter held various positions with ICI. Mr. Maiter has over 32 years of experience in the chemical and pigment industry covering a range of senior commercial, global sales and marketing, business development, manufacturing and business roles.

Board of Directors

The following table sets forth information, as of July 14, 2017, regarding certain individuals who are expected to serve as members of our board of directors following this offering. Upon completion of this offering, we expect a majority of our board of directors to reside outside of the U.K., the Channel Islands and the Isle of Man, and we expect a majority of our board of directors will qualify as independent directors.

Name	Age
Peter R. Huntsman	54
Simon Turner	53
Sir Robert J. Margetts	70
Douglas D. Anderson	67
Daniele Ferrari	56

Peter R. Huntsman was appointed as a director of Venator in the second quarter of 2017. Mr. Huntsman currently serves as President, Chief Executive Officer and as a director of Huntsman and has served as a director of Huntsman and its affiliated companies since 1994. Prior to his appointment in July 2000 as CEO of Huntsman, Mr. Huntsman had served as its President and Chief Operating Officer since 1994. In 1987, after working for Olympus Oil since 1983, Mr. Huntsman joined Huntsman Polypropylene Corporation as Vice President before serving as Senior Vice President and General Manager. Mr. Huntsman has also served as Senior Vice President of Huntsman Chemical Corporation and as a Senior Vice President of Huntsman Packaging Corporation, a former subsidiary of Huntsman.

Our board of directors believes that Mr. Huntsman's current position as Huntsman's CEO enables him to bring invaluable operational, financial, regulatory and governance insights to our board of directors, and his considerable role in the history and management of Huntsman and its affiliates enables him to advise our board of directors on our business, the chemical industry and related opportunities and challenges as we transition into a standalone company, and will help provide continuity for employees and customers of Venator.

Eligibility

Consistent with certain provisions of Section 162(m) and the accompanying regulations, the employees eligible to receive compensation must be set forth in the plan and approved by our stockholders. The employees eligible to receive Awards under the LTIP are our employees and those of our subsidiaries. Members of our Board who are not employees or consultants of us or our subsidiaries are eligible to receive Awards and individuals who provide consulting, advisory or other similar services to us or our subsidiaries are also eligible to receive Awards. Eligible employees, directors or consultants who are designated by the Committee to receive an Award under the LTIP are referred to as "Participants."

Individual Limits on Awards

Consistent with certain provisions of Section 162(m) and accompanying regulations, restrictions on the maximum number of shares that may be granted to a Participant in a specified period and restrictions on the maximum amount of cash compensation payable pursuant to an Award under the LTIP to a Participant must be provided for in the plan and approved by our stockholders. Accordingly, no Participant may receive share-denominated Awards during a calendar year with respect to more than 3,000,000 shares of our ordinary shares. For dollar-denominated Awards, the maximum aggregate dollar amount that may be granted to any Participant in any calendar year is limited to $15,000,000.

Number of Shares Subject to the LTIP

The number of ordinary shares reserved for issuance under the LTIP is 12,750,000 shares, subject to certain adjustments as provided in the LTIP. In addition, if an Award is surrendered, exchanged, forfeited, settled in cash or otherwise lapses, expires, terminates, or is cancelled without the actual delivery of the shares, including (a) shares forfeited with respect to restricted stock, and (b) the number of shares withheld or surrendered in payment of any exercise or purchase price of an Award or taxes related to an Award, then the shares subject to those Awards will again be available for issuance under the LTIP, unless an applicable law or regulation prevents such re-issuance.

Source of Shares

Ordinary shares issued under the LTIP may come from authorized but unissued shares of our ordinary shares, from treasury stock held by the company or from previously issued shares of ordinary shares reacquired by us, including shares purchased on the open market.

Stock Options

Stock options to purchase one or more shares of our ordinary shares may be granted under the LTIP. The Committee may determine to grant stock options that are either incentive stock options governed by Section 422 of the Code, or stock options that are not intended to meet these requirements (called "nonstatutory options"). The Committee will determine the specific terms and conditions of any stock option at the time of grant. The exercise price of any stock option will not be less than 100% of the fair market value of our ordinary shares on the date of the grant (other than in limited situations pertaining to substitute Awards, as noted below), and in the case of an incentive stock option granted to an eligible employee that owns more than 10% of our ordinary shares, the exercise price will not be less than 110% percent of the fair market value of our ordinary shares on the date of grant. Stock options may be exercised by paying the exercise price in cash, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the stock option and to deliver to us an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased, withholding (netting) shares from the exercised Award or such other methods

Unusual Transactions or Events; Change of Control

In the event of any distribution, recapitalization, reorganization, merger, spin-off, combination, repurchase, exchange of securities, or other corporate transaction or event or any other unusual or nonrecurring transactions or events (including without limitation a "change of control" as defined in the LTIP), or of changes in applicable laws, regulations or accounting principles, the Committee may provide, in general, for (i) the termination of an Award, with or without exchange for a cash payment or other rights or property of substantially equivalent value, (ii) the acceleration of vesting, exercisability or payment with respect to all or any portion of an Award, (iii) the issuance of substitute Awards by the successor or survivor entity, or (v) other adjustments in the terms of an Award.

Discontinuance or Amendment of the LTIP; No Repricing

Our Board or the Committee may amend or discontinue the LTIP in any respect at any time, but no amendment may materially diminish any of the rights of a Participant under any Awards previously granted without his or her consent, except as may be necessary to comply with applicable laws. In addition, no amendment may, without the approval of the stockholders, (i) increase the number of shares available for Awards, (ii) enlarge the class of individuals eligible to receive Awards, (iii) materially increase the benefits available under the LTIP or (iv) reduce the exercise price of an outstanding stock option or SAR or cancel or exchange outstanding stock options or SARs for cash or other Awards or for stock options or SARs with lower exercise prices than the original stock option or SAR, and stockholder approval will also be required with respect to other amendments to the extent required by applicable law or listing requirements. The Committee may, except as otherwise provided in the LTIP, waive any conditions or rights under, or amend, alter, suspend or terminate any Award previously granted and any Award agreement related thereto, provided, that without the consent of the affected Participant, no Committee action may materially and adversely affect the rights of the Participant, except as may be necessary to comply with applicable laws.

Venator Materials Executive Severance Plan

We have adopted a severance plan in connection with this offering to provide severance and change of control benefits to certain executive officers in connection with a termination of an executive's employment by us without "Reasonable Cause," or by the executive for "Good Reason." Through the Venator Materials Executive Severance Plan (the "Executive Severance Plan") we expect to provide our executive officers, including our NEOs, a lump sum severance payment equal to two times base salary in order to attract and retain the executive talent necessary for our business. The level of severance will be evaluated each year. Pursuant to the Executive Severance Plan:

- "Reasonable Cause" means: (1) the grossly negligent, fraudulent, dishonest or willful violation of any law or the material violation of any of our significant policies that materially and adversely affects us, or (2) the failure of the participant to substantially perform his duties.

- "Good Reason" means a voluntary termination of employment by the participant as a result of (1) a materially detrimental reduction or change to the job responsibilities or in the current base compensation of the Participant, or (2) within a period of 12 months following a Change of Control, changing the participant's principal place of work by more than 50 miles, in each case, which is not remedied by the Company within 30 days after receipt of notice.

- A "Change of Control" has the same meaning as such term within the LTIP.

The Executive Severance Plan also provides the continuation of medical benefits for U.S. participants for up to two years following termination (which will be in the form of a lump sum cash payment equal to the Consolidated Omnibus Budget Reconciliation Act, or COBRA, premium at the

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with Huntsman

Before this offering, all of our outstanding ordinary shares were indirectly owned by Huntsman. All of the ordinary shares being sold in this offering are being offered by Huntsman International and HHN, wholly-owned subsidiaries of Huntsman. After completion of this offering, Huntsman, through HHN, will own approximately 78.6% of our outstanding ordinary shares, or approximately 75.4% if the underwriters exercise their option to purchase additional ordinary shares in full. We are not selling any ordinary shares under this prospectus and we will not receive any of the proceeds from this offering.

Huntsman currently intends to monetize its retained ownership stake in Venator following this offering. Subject to prevailing market and other conditions (including the terms of Huntsman's lock-up agreement), this future monetization may be effected in multiple follow-on capital market or block transactions that permit an orderly distribution of Huntsman's retained shares.

On May 22, 2017, Huntsman announced that it had entered into a definitive agreement to combine with Clariant, a specialty chemicals company headquartered in Switzerland, in an all-stock merger. The combined company will be named HuntsmanClariant. Legacy Huntsman and Clariant shareholders are expected to own 48% and 52% of the combined company, respectively. The board of directors of the combined company is expected to have equal representation from the legacy Huntsman and Clariant boards. The merger is expected to close by year-end 2017, subject to Huntsman and Clariant shareholder approvals, regulatory approvals and other customary closing conditions. The merger agreement permits Huntsman to proceed with our initial public offering and we currently expect to complete the initial public offering prior to the closing of the merger.

Prior to and in preparation for the completion of this offering, Huntsman and its subsidiaries expect to complete an internal reorganization, which we refer to in this prospectus as the "internal reorganization," in order to transfer to us the entities, assets, liabilities and obligations that we will hold following the separation of our business from Huntsman's other businesses. Such internal reorganization may take the form of asset transfers, dividends, contributions and similar transactions, and may involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the Titanium Dioxide and Performance Additives business in such jurisdictions. Among other things and subject to limited exceptions, the internal reorganization will result in us owning, directly or indirectly, the operations comprising, and the entities that conduct, the Titanium Dioxide and Performance Additives business.

In addition, we and Huntsman will enter into a separation agreement to effect the separation of our business from Huntsman following this offering. The separation agreement includes provisions to address the impact, if any, of Huntsman's pending lawsuit against Rockwood, and the insurance proceeds and reconstruction costs relating to the January 2017 Pori facility fire, which is described in further detail in "Risk Factors—Risks Related to Our Business." For a description of the separation agreement, see "—Arrangements Between Huntsman and Our Company" and the historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus.

We will also enter into ancillary agreements with Huntsman that will govern certain interactions, including with respect to employee matters, tax matters, transition services and registration rights. In addition, in anticipation of this offering, we intend to enter into the Financings. We refer to the internal reorganization, the separation transactions, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the Financings, including the use of the net proceeds of the senior notes offering and the term loan facility therefrom to repay intercompany debt owed to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses, as the "separation." For a description of the separation agreement and ancillary agreements, see "Certain Relationships and Related Party Transactions—Arrangements Between Huntsman and Our Company" price range set forth on the cover of this prospectus) that the aggregate future payments required to be made pursuant to this provision of the tax matters agreement is expected to be approximately $117 million (based on current tax rates). We will benefit from any increased tax basis in our assets over periods ranging from 5 to 15 years. The actual amount of any gain recognized and any corresponding basis increase will not be known until the tax return for the year that includes the internal reorganization is complete. Moreover, any subsequent adjustment asserted by U.S. taxing authorities could increase the amount of gain recognized and any corresponding basis increase, and could result in a higher liability for us under the tax matters agreement. For more information regarding risks related to the tax matters agreement, please see "Risk Factors—Risks Related to Our Relationship with Huntsman."

Employee Matters Agreement

The employee matters agreement will govern Huntsman's and our compensation and employee benefit obligations with respect to the current and former employees of each company, and generally allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs. The employee matters agreement generally provides for the following:

- the transfer of all employees who, following this offering, will work for the Titanium Dioxide and Performance Additives business ("transferred employees") to us or one of our subsidiaries;

- the retention by Huntsman of all employee and benefit plan-related liabilities and obligations not relating to current or former employees of the Titanium Dioxide and Performance Additives business;

- the establishment by us and our subsidiaries of new employee benefit plans for purposes of providing benefits to transferred employees;

- the cessation of active participation by transferred employees under all benefit plans sponsored by Huntsman;

- the conversion or adjustment of Huntsman equity and equity-based awards held by transferred employees;

- that this offering is not intended to constitute a "change in control" or similar transaction under Huntsman or our benefit and compensation plans;

- the crediting of transferred employees for their service with Huntsman for purposes of determining eligibility, vesting and benefit levels under our benefit plans; and

- general cooperation and sharing of information between us and Huntsman on matters relating to the transfers of employees and employee benefit plan- related liabilities and obligations.

In addition, the employee matters agreement sets forth the treatment of outstanding Huntsman equity compensation awards in connection with this offering:

Huntsman Options

With respect to option awards that were granted to transferred employees prior to this offering under any of Huntsman's equity plans (the "Huntsman Options"), the employee matters agreement provides that the Huntsman Options that are vested but not yet exercised at the effective time of our separation from Huntsman will continue to be exercisable for Huntsman stock, subject to the same terms and conditions set forth in the applicable Huntsman equity plan and the individual award agreements covering such vested Huntsman Options. Huntsman Options that are unvested at the effective time of the separation shall be cancelled and the rights of transferred employees under such cancelled Huntsman Options will be converted into the right to receive a stock option award granted pursuant under the LTIP (the "Venator Options"). The number of Venator Options to be granted to each such applicable transferred employee will be determined by multiplying the number of Huntsman stock subject to the Huntsman Option that is being cancelled by a ratio determined by dividing (i) the VWAP of Huntsman common stock for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the effective time of the separation to the closing of trading on the last trading day prior to the effective time of the separation by (ii) the VWAP of our ordinary shares for a ten (10) trading day period, starting with the opening of trading on the first (1st) trading day following the effective time of the separation to the closing of trading on the tenth (10th) trading day following the effective time of the separation (the "Equity Award Ratio"). The exercise price of each new Venator option shall be determined by dividing the exercise price of the original Huntsman Option by the Equity Award Ratio, rounded up to the nearest whole cent. The Equity Award Ratio is used to determine the relationship of Huntsman shares prior to the IPO to Venator shares following the IPO for purposes of the conversion of outstanding equity awards. The use of a 10-day VWAP for both the Huntsman and Venator share prices immediately prior to and following the Venator IPO is intended to ensure the value of converted awards is fair and equitable by mitigating the potential impact of the transaction. The Venator Options will be subject to the same terms and conditions as were applicable to the corresponding Huntsman Options, including vesting, and will be governed by the Venator Materials 2017 Stock Incentive Plan described within the "Executive Compensation" section of this prospectus.

Huntsman Phantom Shares

With respect to phantom shares that were granted to transferred employees prior to this offering under any of the Huntsman equity plans (the "Huntsman Phantom Shares") that are outstanding and unvested immediately prior to the effective time of the separation, such Huntsman Phantom Shares shall be cancelled and converted into the right to receive a restricted stock unit granted pursuant to the LTIP ("Venator Restricted Stock Units"). The number of Venator Restricted Stock Units that will be granted to each applicable transferred employee will be determined by multiplying the number of Huntsman stock subject to the Huntsman Phantom Shares by the Equity Award Ratio. The Venator Restricted Stock Units will be subject to the same terms and conditions as were applicable to the corresponding Huntsman Phantom Shares, including vesting. As applicable and if required by the laws and regulations of the United Kingdom, Venator Restricted Stock Units may be accompanied by a nil or nominal payment or be settled in cash.

Huntsman Restricted Stock

With respect to shares of restricted stock that were granted to transferred employees prior to this offering under any of the Huntsman equity plans (the "Huntsman Restricted Stock") that are outstanding and unvested immediately prior to the effective time of the separation, such Huntsman Restricted Stock shall be cancelled and converted into the right to receive Venator Restricted Stock Units. The number of Venator Restricted Stock Units that will be granted to each applicable transferred employee will be determined by multiplying the number of Huntsman stock subject to the Huntsman Restricted Stock by the Equity Award Ratio. The Venator Restricted Stock Units will be subject to the same terms and conditions as were applicable to the corresponding Huntsman Restricted Stock award, including vesting. As applicable and if required by the laws and regulations of the United Kingdom, Venator Restricted Stock Units may be accompanied by a nil or nominal payment or be settled in cash.

Huntsman Restricted Stock Units

With respect to restricted stock units that were granted to transferred employees prior to this offering under any of Huntsman's equity plans (the "Huntsman Restricted Stock Units") that are outstanding and unvested immediately prior to the effective time of the separation, such Huntsman

Restricted Stock Units shall be cancelled and converted into the right to receive Venator Restricted Stock Units. The number of Venator Restricted Stock Units that will be granted to each applicable transferred employee will be determined by multiplying the number of Huntsman stock subject to the Huntsman Restricted Stock Units by the Equity Award Ratio; provided, however, that if the Huntsman Restricted Stock Units were subject to performance conditions immediately prior to the effective time of the separation, the number of Huntsman Restricted Stock Units will be adjusted based on actual performance achieved immediate prior to the effective time and the number of Venator Restricted Stock Units will be based on this adjusted number of Huntsman Restricted Stock Units. The Venator Restricted Stock Units will be subject to the terms and conditions that were applicable to the corresponding Huntsman Restricted Stock Units, including time-based vesting, but not including any performance conditions. As applicable and if required by the laws and regulations of the United Kingdom, Venator Restricted Stock Units may be accompanied by a nil or nominal payment or be settled in cash.

Accrued Dividends

If any Huntsman equity-based incentive award has accrued dividends or dividend equivalent rights that have not been paid or otherwise settled immediately prior to the effective time of the settlement, we will keep a bookkeeping account or accounts (the "Dividend Accounts") for each applicable transferred employee equal to the amount of such dividends or dividend equivalent rights. The amounts in the Dividend Accounts will remain subject to the same terms and conditions, including vesting and forfeiture, that were applicable to the dividends and dividend equivalent rights under the applicable Huntsman equity plan. Immediately following the time or times at which such Dividend Accounts become eligible to be settled, Huntsman will transfer to us the cash amount of such Dividend Accounts.

The Exchange Act; Code Sections 162(m) and 409A

By approving the employee matters agreement, each of our board of directors and the board of directors of Huntsman intend to exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act by reason of the application of Rule 16b-3 thereunder, all acquisitions and dispositions of equity incentive awards by the directors and officers of both us and Huntsman, and the respective boards of directors also intend expressly to approve, in respect of any equity-based award, the use of any method for the payment of an exercise price and the satisfaction of any applicable tax withholding (specifically including the actual or constructive tendering of shares in payment of an exercise price and the withholding of award shares from delivery in satisfaction of applicable tax withholding requirements) to the extent such method is permitted under the applicable Huntsman equity plan, the LTIP and award agreement.

Form S-8

Prior to, or as reasonably practicable following, the effective time of the separation, we will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) registering under the Securities Act, the offering and sale of a number of our ordinary shares that is equal, at a minimum, to the number of shares subject to the awards to be granted to transferred employees pursuant to the terms of the employee matters agreement and we will use commercially reasonable efforts to cause such registration statement to remain effective as long as any such awards remain outstanding.

Equity Award Conversion

The 12,750,000 ordinary shares reserved for future issuance under the LTIP include an estimated amount of approximately 926,878 Venator ordinary shares that may become issuable pursuant to equity awards that are granted in exchange for the conversion of employees' rights pursuant to canceled Huntsman equity awards. There are currently approximately 753,560 shares of Huntsman common stock subject to equity awards that will be canceled and converted into the right to receive Venator equity awards. Assuming a Huntsman VWAP of $27.00, and a Venator VWAP of $22.00 (the midpoint of the price range set forth on the cover of this prospectus), the conversion ratio from Huntsman common stock to Venator ordinary shares would be 1:1.23. The number of Venator ordinary shares subject to the converted equity rights could increase or decrease based upon the price of Huntsman common stock, the price of Venator ordinary shares, and the achievement of performance conditions applicable to certain Huntsman awards.

Registration Rights Agreement

In connection with this offering, we will enter into a Registration Rights Agreement with the selling shareholders. Pursuant to the Registration Rights Agreement, we will agree to register the sale of our ordinary shares owned by the selling shareholders under certain circumstances.

Demand Rights

At any time after the 180 day lock-up period, as described in "Underwriting" and subject to the limitations set forth below, the selling shareholders (or their permitted transferees) will have the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of the ordinary shares they own. Generally, we are required to provide notice of the request to certain other holders of our ordinary shares who may, in certain circumstances, participate in the registration. Subject to certain exceptions, we will not be obligated to effect a demand registration within 90 days after the closing of any underwritten offering of ordinary shares. Further, we are not obligated to effect more than a total of eight demand registrations.

We will also not be obligated to effect any demand registration in which the anticipated aggregate offering price for our ordinary shares included in such offering is less than $25 million. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. We will be required to use reasonable best efforts to maintain the effectiveness of any such registration statement until the earlier of (i) 180 days (or five years in the case of a shelf registration statement) after the effective date thereof or (ii) the date on which all ordinary shares covered by such registration statement have been sold (subject to certain extensions).

In addition, the selling shareholders (or their permitted transferees) will have the right to require us, subject to certain limitations, to effect a distribution of any or all of the ordinary shares they own by means of an underwritten offering.

Piggyback Rights

Subject to certain exceptions, if at any time we propose to register an offering of ordinary shares or conduct an underwritten offering, whether or not for our own account, then we must notify the selling shareholders (or their permitted transferees) of such proposal to allow them to include a specified number of the ordinary shares they own in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

These registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration and offering expenses of the selling shareholders, other than underwriting discounts and commissions, in connection with our obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

Financing Arrangements

In connection with this offering, we intend to enter into new financing arrangements and expect to incur up to $750 million of new debt, which will include (i) $375 million of the senior notes and (ii) borrowings of $375 million under term loan facility. On June 29, 2017, the subsidiary issuers announced the pricing of the senior notes in a private placement to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The sale of the senior notes is expected to close July 14, 2017, subject to customary conditions, and the proceeds will be funded into escrow to be released upon the closing of this offering. In addition to the term loan facility and the senior notes, we also expect to enter into a $300 million ABL facility. The senior credit facilities are expected to close concurrently with the closing of this offering. For additional information regarding the senior notes and the senior credit facilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements."

We intend to use the net proceeds of the senior notes offering and the term loan facility to repay intercompany debt we owe to Huntsman, to pay a dividend to Huntsman (to the extent net proceeds exceed the net intercompany amounts we owe to Huntsman) and to pay related fees and expenses. As of March 31, 2017 and December 31, 2016, Venator had intercompany debt outstanding to Huntsman of $894 million and $882 million, respectively. Prior to, or concurrently with, the closing of this offering, all of our outstanding debt with Huntsman will be repaid, capitalized or otherwise eliminated.

Other Related Party Transactions

In addition to the related party transactions described in "—Arrangements Between Huntsman and Our Company" above, this section discusses other transactions and relationships with related persons during the past three fiscal years. As a current subsidiary of Huntsman, we engage in related party transactions with Huntsman. Those transactions are described in more detail in the notes to the accompanying combined financial statements.

Sales to and Purchases from Unconsolidated Affiliates

We enter into transactions in the normal course of our business with parties under common ownership. Sales of raw materials to our LPC joint venture with Kronos as part of a sourcing arrangement were $67 million, $80 million and $108 million for the years ended December 31, 2016, 2015 and 2014, respectively. Proceeds from this arrangement are recorded as a reduction of cost of goods sold in our combined statements of operations. Purchases of finished goods from LPC were $158 million, $163 million and $194 million for the years ended December 31, 2016, 2015 and 2014, respectively. Sales by us to other unconsolidated affiliates of Huntsman were $60 million, $60 million and $75 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Related Party Financing

We have historically received financing from Huntsman International and its subsidiaries, which are related parties.

Cash Pooling Program

We have historically addressed cash flow needs by participating in a cash pooling program. The cash pooling program is an intercompany borrowing arrangement designed to reduce our dependence on external short-term borrowing. The cash pool provides for the participating subsidiaries of Huntsman to loan or borrow funds daily from the cash pool. We record these transactions as either amounts receivable from affiliates or amounts payable to affiliates. Interest income is earned if we are a net lender to the cash pool and paid if we are a net borrower from the cash pool based on a variable interest rate determined from time to time by Huntsman. Following this offering, we will no longer participate in Huntsman's cash pooling program and any related intercompany receivable or payable will be eliminated.

See note "14. Related Party Financing" to our combined financial statements.

A/R Programs

Certain legal entities comprising the Titanium Dioxide and Performance Additives segments participate in the A/R Programs sponsored by Huntsman. Under the A/R Programs, these entities sell certain of their trade receivables to Huntsman International. Huntsman grants an undivided interest in these receivables to a special purpose entity, which serves as security for the issuance of debt of Huntsman. These entities continue to service the securitized receivables. As of December 31, 2016 and 2015, Huntsman had $106 million and $110 million, respectively, of net receivables in the A/R Program and reflected on its balance sheet associated with the Titanium Dioxide and Performance Additives segments. The entities' allocated losses on the A/R Programs for the years ended December 31, 2016, 2015 and 2014 were $5 million, $3 million and $4 million, respectively. The allocation of losses on sale of accounts receivable is based upon the pro-rata portion of total receivables sold into the securitization program as well as other program and interest expenses associated with the A/R Programs. On April 21, 2017, Huntsman International amended its accounts receivable securitization facilities, which among other things removed existing receivables sold into the program by the Pigments and Additives business. In addition, after April 21, 2017 receivables generated by the Pigments and Additives legal entities will no longer participate in the Huntsman A/R Program sponsored by Huntsman.

Policies and Procedures with Respect to Approval of Related Party Transactions

Prior to this offering, we will adopt a policy for approval of Related Party Transactions. Pursuant to this policy, we expect that our audit committee will review all material Related Party Transactions. A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or directors;

- any person who is known by us to be the beneficial owner of more than 5% of our ordinary shares;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our ordinary shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our ordinary shares; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

SECURITY OWNERSHIP OF MANAGEMENT AND SELLING SHAREHOLDERS

As of the date of this prospectus, all of our outstanding ordinary shares are owned beneficially by Huntsman. Huntsman, through its wholly-owned subsidiaries Huntsman International LLC and Huntsman (Holdings) Netherlands B.V., is offering 22,700,000 of our ordinary shares in this offering. The following table sets forth information with respect to the anticipated beneficial ownership of our ordinary shares by:

- each shareholder that will beneficially own more than 5% of our outstanding ordinary shares following this offering;

- each person who is expected to serve as a director upon completion of this offering;

- each person who is expected to serve as a named executive officer upon completion of this offering; and

- all persons who are expected to serve as directors or executive officers upon completion of this offering as a group.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the ordinary shares indicated. The selling shareholders may be deemed to be underwriters with respect to the ordinary shares that they will sell in this offering. This table assumes that the underwriters' option to purchase additional ordinary shares is not exercised.

| | Beneficial Ownership | | | |
| | Prior to this Offering | | Following this Offering | |
Name and Address of Beneficial Owners(1)	Ordinary shares	%	Ordinary shares	%
5% or greater shareholders				
Huntsman Corporation(2)	106,271,712	100.0	83,571,712	78.6
Directors, Director Nominees and Named Executive Officers				
Peter R. Huntsman	—	—	—	—
Sir Robert J. Margetts	—	—	—	—
Douglas D. Anderson	—	—	—	—
Daniele Ferrari	—	—	—	—
Simon Turner	—	—	—	—
Kurt Ogden	—	—	—	—
Russ Stolle	—	—	—	—
Jan Buberl	—	—	—	—
Mahomed Maiter	—	—	—	—
All directors and executive officers as a group (11 persons)	—	—	—	—

(1) Unless otherwise indicated, the address of each owner is c/o Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom.

(2) Prior to this offering, Huntsman Corporation is the beneficial owner of all our ordinary shares through its wholly-owned subsidiaries Huntsman International LLC and Huntsman (Holdings) Netherlands B.V. Following this offering, we expect Huntsman to hold its portion of our ordinary shares through Huntsman (Holdings) Netherlands B.V.

DESCRIPTION OF SHARE CAPITAL

General

The following is a description of the material terms of our share capital as provided in our amended and restated articles of association, as is anticipated to be in effect upon the completion of this offering. The summaries and descriptions below do not purport to be complete statements of the relevant provisions. For a complete description, we refer you to, and the following summaries and descriptions are qualified in their entirety by reference to our amended and restated articles of association, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. The summaries and descriptions below do not purport to be complete statements of the Companies Act 2006. Upon completion of the offering, we will have only one class of shares outstanding, which will be ordinary shares, par value $0.001 per share. Prior to the completion of this offering, an ordinary resolution will be adopted by our shareholders to authorize our board of directors (generally and unconditionally) to allot equity securities, or to grant rights to subscribe for or to convert or exchange any security, including convertible preference shares, convertible debt securities and exchangeable debt securities of a subsidiary, into shares of Venator, up to an aggregate nominal amount of $500,000, which would equal 500,000,000 shares based on the $0.001 par value per share, and to exclude preemptive rights in respect of such issuances. Such authority will be granted for five years, but we may seek renewal for additional five year terms more frequently.

Upon the completion of this offering, we will be a stand-alone public company and Huntsman, through HHN, will own 78.6% of our outstanding ordinary shares, or 75.4% if the underwriters exercise their option to purchase additional ordinary shares in full.

Ordinary Shares

Dividend Rights

Subject to the provisions of English law and any preferences that may apply to preferred ordinary shares outstanding at the time, holders of outstanding ordinary shares will be entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may determine from time to time. All dividends are declared and paid in proportions based on the amounts paid up on the shares in respect of which the dividend is paid. Any dividend unclaimed after a period of 12 years from the date such dividend was declared shall, if the board of directors so resolves, be forfeited and shall revert to us. In addition, the payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share into a separate account shall not constitute us as a trustee in respect thereof. For further information regarding the payment of dividends under English law, see "—Differences in Corporate Law—Distributions and Dividends."

Voting Rights

Each outstanding ordinary share will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of ordinary shares shall have no cumulative voting rights. Subject to any rights or restrictions attached to any shares on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. None of our shareholders will be entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid.

Preemptive Rights

There are no rights of preemption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory preemption rights under the Companies Act 2006 in respect of the allotment of new shares as described in "—Differences

- if the request relates to any business the member proposes to bring before the meeting, set forth a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal (including the complete text of any proposed resolutions) and, in the case of any proposal to amend the Articles, the complete text of the proposed amendment;

- set forth, as to each person (if any) whom the shareholder proposes to nominate for appointment or reappointment to the board of directors all information that would be required to be disclosed by us in connection with the election of directors, and such other information as we may require to determine the eligibility of such proposed nominee for appointment to the board.

Other English Law Considerations

Mandatory Purchases and Acquisitions

Pursuant to sections 979 to 982 of the Companies Act 2006, where a takeover offer has been made for us and the offeror has, by virtue of acceptances of the offer, acquired or unconditionally contracted to acquire not less than 90% of the voting rights carried by the shares to which the offer relates, the offeror may give notice to the holder of any shares to which the offer relates that the offeror has not acquired or unconditionally contracted to acquire that it desires to acquire those shares on the same terms as the general offer.

If a takeover offer is structured as a scheme of arrangement pursuant to Part 26 of the Companies Act 2006, the scheme, and therefore takeover, would need to be approved by a majority in number representing 75% in value of the shareholders of class of shareholders voting, whether in person or by proxy. If approved, the scheme, and therefore takeover, would be binding on 100% of the shareholders.

U.K. City Code on Takeovers and Mergers

Upon completion of this offering, we expect a majority of our board of directors to reside outside of the U.K., the Channel Islands and the Isle of Man. Based upon our current and intended plans for our directors and management, for the purposes of the Takeover Code, we will be considered to have our place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to us. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to us. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

- acquires an interest in our shares that, when taken together with shares in which persons acting in concert with such person are interested, carries 30% or more of the voting rights of our shares; or

- who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested,

the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

The prohibition on business combinations with interested shareholders does not apply in some cases, including if:

- our board of directors, prior to the time of the transaction in which the person became an interested shareholder, approves (1) the business combination or (2) the transaction in which the shareholder becomes an interested shareholder;

- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

- the board of directors and the holders of at least two-thirds of our outstanding voting shares, excluding shares owned by the interested shareholder, approve the business combination on or after the time of the transaction in which the person became an interested shareholder.

As defined in our articles of association, an interested shareholder for the purposes of these provisions generally includes any person who, together with that person's affiliates or associates, (1) owns 15% or more of our shares entitled to vote generally in the election of directors or (2) is an affiliate or associate of the company and owned 15% or more of our shares entitled to vote generally in the election of directors at any time within the previous three years.

In addition, it is possible that in the future, circumstances could change that may cause the Takeover Code to apply to us. Please see "—U.K. City Code on Takeovers and Mergers."

Differences in Corporate Law

Certain provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	**Delaware**
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company's articles of association. Our articles of association provide that the maximum number of directors is nine.	Under Delaware law, a corporation must have at least one director. The number of directors of a corporation is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors must be made by amendment of the certificate of incorporation. Delaware law does not contain specific provisions requiring a majority of independent directors.

England and Wales	Delaware
	The holders of the outstanding shares of a class must be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Sale of Unregistered Securities

Upon our formation, we issued 50,000 of our ordinary shares, par value £1 per share (the "Subscriber Shares"), to Huntsman International (Netherlands) B.V., an indirect wholly-owned subsidiary of Huntsman. On June 30, 2017, (a) Huntsman International (Netherlands) B.V. transferred the Subscriber Shares to Huntsman International, and (b) we issued 50,000 redeemable shares, par value £1 per share, and one ordinary share, par value $1 per share, to Huntsman International, all of which (including the Subscriber Shares) will be repurchased by us prior to the consummation of the offering. Prior to the consummation of the offering, we expect to issue 106,271,712 ordinary shares, par value $0.001 per share, to Huntsman through its wholly-owned subsidiaries Huntsman International and HHN. Immediately prior to the completion of this offering, we expect Huntsman International and HHN will be the sole shareholders of Venator. Immediately following the completion of this offering, we expect HHN to be the sole Huntsman owned entity holding shares of Venator. Each issuance of shares made prior to the issuance of shares in this offering was, or will be, made pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the ordinary shares did not, or will not, involve a public offering.

Listing

We have been approved to list our ordinary shares on the NYSE under the ticker symbol "VNTR."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our ordinary shares.

Sale of Restricted Securities

After this offering, we will have outstanding 106,271,712 ordinary shares regardless of whether the underwriters exercise their option to purchase additional ordinary shares. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining ordinary shares that will be outstanding after this offering are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 without regard to the prescribed one-year holding period under Rule 144. Huntsman currently intends to monetize its retained ownership stake in Venator following this offering. Subject to prevailing market and other conditions (including the terms of Huntsman's lock-up agreement), this future monetization may be effected in multiple follow-on capital market or block transactions that permit an orderly distribution of Huntsman's retained shares.

Rule 144

In general, under Rule 144, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least six months, will be entitled to sell in any three-month period, a number of shares that does not exceed the greater of:

- 1% of the number of ordinary shares then outstanding; or

- the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 are subject to provisions relating to notice, manner of sale and the availability of current public information about us.

In addition, under Rule 144, a person, or persons whose shares must be aggregated, who is not currently an affiliate of ours, and who has not been an affiliate of ours for at least 90 days before the sale, and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell the shares without restriction, provided that until the shares have been held for at least one year, they may only be sold subject to the availability of current public information about us.

Rule 701

In general, Rule 701 of the Securities Act, as currently in effect, provides that any of our employees, consultants or advisors who purchased our ordinary shares in connection with a compensatory share or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions provided in Rule 144, including the holding period requirements.

UNDERWRITING

Each of Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC is acting as a representative (collectively, "the representatives") of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Ordinary Shares
Citigroup Global Markets Inc.	
Goldman Sachs & Co. LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
J.P. Morgan Securities LLC	
Barclays Capital Inc.	
Deutsche Bank Securities Inc.	
UBS Securities LLC	
RBC Capital Markets, LLC	
Moelis & Company LLC	
HSBC Securities (USA) Inc.	
Nomura Securities International, Inc.	
SunTrust Robinson Humphrey, Inc.	
Academy Securities, Inc.	
Commerz Markets LLC	
Total	22,700,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters may offer and sell the ordinary shares through certain of their respective affiliates.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds, before expenses, to Huntsman	$	$	$

(1) Excludes an aggregate structuring fee of $ million payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The expenses of the offering, not including the underwriting discount, are estimated at approximately $10.3 million and are payable by us. We will pay a structuring fee in the amount of $ million to Merrill Lynch, Pierce, Fenner & Smith Incorporated for the evaluation, analysis and structuring of the transactions in connection with the separation of our business from Huntsman through a spin-off, this initial public offering or otherwise.

We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters, including the reasonable fees, disbursements and expenses of counsel in connection with required review by the Financial Industry Regulatory Authority, in an amount not to exceed $25,000.

Option to Purchase Additional Ordinary Shares

HHN has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 3,405,000 additional ordinary shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We, our directors and executive officers, Huntsman and its directors and executive officers, and the selling shareholders and their directors and executive officers have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of three of the four representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions noted below and otherwise, not to directly or indirectly

- offer, pledge, sell or contract to sell any ordinary shares,

- sell any option or contract to purchase any ordinary shares,

- purchase any option or contract to sell any ordinary shares,

- grant any option, right or warrant for the sale of any ordinary shares,

- otherwise dispose of or transfer any ordinary shares,

- request or demand that we file a registration statement related to the ordinary shares, or

Through and including , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

22,700,000 Shares

VENATOR

Venator Materials PLC

Ordinary Shares

PROSPECTUS

Citigroup
Goldman Sachs & Co. LLC
BofA Merrill Lynch
J.P. Morgan
Barclays
Deutsche Bank Securities
UBS Investment Bank
RBC Capital Markets
Moelis & Company
HSBC
Nomura
SunTrust Robinson Humphrey
Academy Securities
COMMERZBANK

, 2017

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the ordinary shares offered hereby. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority ("FINRA") filing fee, and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 72,614
FINRA filing fee	78,978
NYSE listing fee	295,000
Accounting fees and expenses[1]	4,100,000
Legal fees and expenses	4,500,000
Printing and engraving expenses	575,000
Transfer agent and registrar fees	475,000
Miscellaneous	200,000
Total	$10,296,592

---

(1) Includes fees paid for services in connection with the issuance of a comfort letter, filings and communications with the SEC, and audit and review fees of Venator Materials PLC, Venator and Titanium Dioxide Pigments and Other Businesses of Rockwood Holdings, Inc.

Item 14. Indemnification of Directors and Officers

We plan to enter into indemnification agreements with our directors and executive officers to indemnify them to the maximum extent allowed under applicable law. These agreements indemnify these individuals against certain costs, charges, losses, liabilities, damages and expenses incurred by such director or officer in the execution or discharge of his or her duties. These agreements do not indemnify our directors against any liability attaching to such individuals in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, which would be rendered void under the Companies Act 2006. The U.K. specific restrictions apply to directors but not officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Upon our formation, we issued 50,000 of our ordinary shares, par value £1 per share (the "Subscriber Shares"), to Huntsman International (Netherlands) B.V., an indirect wholly-owned subsidiary of Huntsman. On June 30, 2017, (a) Huntsman International (Netherlands) B.V. transferred the Subscriber Shares to Huntsman International, and (b) we issued 50,000 redeemable shares, par value £1 per share, and one ordinary share, par value $1 per share, to Huntsman International, all of which (including the Subscriber Shares) will be repurchased by us prior to the consummation of the offering. Prior to the consummation of the offering, we expect to issue 106,271,712 ordinary shares, par value $0.001 per share, to Huntsman through its wholly-owned subsidiaries Huntsman International and HHN. Immediately prior to the completion of this offering, we expect Huntsman International and HHN will be the sole shareholders of Venator. Immediately following the completion of this offering, we expect HHN will be the sole Huntsman owned entity holding shares of Venator. Each issuance of shares made prior to the issuance of shares in this offering was, or will be, made pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the ordinary shares did not, or will not, involve a public offering, and we have not otherwise sold any securities, registered or otherwise, within the past three years.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.